      As filed with the Securities and Exchange Commission on  December 4, 1995

                                                              File No. 33- 59861
                                                              File No. 811-07299

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  (   )

                   Pre-effective Amendment No.     3          ( X )

                   Post-effective Amendment No. ______       (   )
                                       and/or
                     REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940  (   )

                     Pre-effective Amendment No.    3      ( X )
                           (Check appropriate box or boxes)

                         ____________________________________

                  ANNUITY INVESTORS(SERVICEMARK) VARIABLE ACCOUNT A
                             (Exact Name of Registrant)

                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
                                 (Name of Depositor)
                                    P.O. Box 5423
                             Cincinnati, Ohio  45201-5423
          (Address of Depositor's Principal Executive Offices)  (Zip Code)

                  Depositor's Telephone Number, including Area Code:
                                    (800) 789-6771
            _____________________________________________________________

                                Mark F. Muething, Esq.
                 Senior Vice President, Secretary and General Counsel
                       Annuity Investors Life Insurance Company
                                    P.O. Box 5423
                             Cincinnati, Ohio  45201-5423
                       (Name and Address of Agent for Service)

                                       Copy to:

                             Catherine S. Bardsley, Esq.
                             Kirkpatrick & Lockhart LLP
                                 1800 M Street, N.W.
                               South Lobby - Suite 900
                               Washington, D.C.  20036
     _____________________________________________________________
     Approximate  Date of  Proposed  Public Offering:    As soon  as practicable
     after the effective date of the Registration Statement

                      DECLARATION REQUIRED BY RULE 24f-2 (a) (1)

          Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933. Fee $500.00

                                  TABLE OF CONTENTS
                                  -----------------

                                                                            Page
                                                                            ----

     DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

     HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
          The Contract and Certificates  . . . . . . . . . . . . . . . . .     6
          The Separate Account   . . . . . . . . . . . . . . . . . . . . .     6
          The Fixed Account  . . . . . . . . . . . . . . . . . . . . . . .     7
          Transfers Before the Annuity Commencement Date   . . . . . . . .     7
          Surrenders   . . . . . . . . . . . . . . . . . . . . . . . . . .     7
          Contingent Deferred Sales Charge ("CDSC")  . . . . . . . . . . .     8
          Other Charges and Deductions   . . . . . . . . . . . . . . . . .     8
          Annuity Benefits   . . . . . . . . . . . . . . . . . . . . . . .     8
          Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . .     9
          Federal Income Tax Consequences  . . . . . . . . . . . . . . . .     9
          Contacting the Company   . . . . . . . . . . . . . . . . . . . .     9

     SUMMARY OF EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . .    10
          Examples   . . . . . . . . . . . . . . . . . . . . . . . . . . .    13

     FINANCIAL STATEMENTS FOR THE COMPANY  . . . . . . . . . . . . . . . .    14

     THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
          Janus Aspen Series   . . . . . . . . . . . . . . . . . . . . . .    15
               Aggressive Growth Portfolio   . . . . . . . . . . . . . . .    15
               Worldwide Growth Portfolio  . . . . . . . . . . . . . . . .    15
               Balanced Portfolio  . . . . . . . . . . . . . . . . . . . .    15
               Short-Term Bond Portfolio   . . . . . . . . . . . . . . . .    15
          Dreyfus Funds  . . . . . . . . . . . . . . . . . . . . . . . . .    16
               Capital Appreciation Portfolio (Dreyfus Variable  Investment
                    Fund)  . . . . . . . . . . . . . . . . . . . . . . . .    16
               Socially Responsible Growth Fund  . . . . . . . . . . . . .    16
               Stock Index Fund  . . . . . . . . . . . . . . . . . . . . .    16
          Merrill Lynch Variable Series Funds, Inc.  . . . . . . . . . . .    16
               Basic Value Focus Fund  . . . . . . . . . . . . . . . . . .    16
               Global Strategy Focus Fund  . . . . . . . . . . . . . . . .    17
               High Current Income Fund  . . . . . . . . . . . . . . . . .    17
               Domestic Money Market Fund  . . . . . . . . . . . . . . . .    17
          Additions, Deletions, or Substitutions   . . . . . . . . . . . .    18

     PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .    19
          Yield Data   . . . . . . . . . . . . . . . . . . . . . . . . . .    19
          Total Return Data  . . . . . . . . . . . . . . . . . . . . . . .    19

     ANNUITY  INVESTORS(SERVICEMARK)   LIFE  INSURANCE   COMPANY  AND   THE
          SEPARATE ACCOUNT   . . . . . . . . . . . . . . . . . . . . . . .    20
          Annuity Investors Life Insurance Company   . . . . . . . . . . .    20
          Published Ratings  . . . . . . . . . . . . . . . . . . . . . . .    20
          The Separate Account   . . . . . . . . . . . . . . . . . . . . .    21

     THE FIXED ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . .    22
          Fixed Account Options  . . . . . . . . . . . . . . . . . . . . .    22
          Renewal of Fixed Account Options   . . . . . . . . . . . . . . .    23

     THE CONTRACT  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23

     ENROLLMENT AND PURCHASE PAYMENTS  . . . . . . . . . . . . . . . . . .    24
          Purchase Payments  . . . . . . . . . . . . . . . . . . . . . . .    24
          Allocation of Purchase Payments  . . . . . . . . . . . . . . . .    24

     ACCOUNT VALUE . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24
          Fixed Account Value  . . . . . . . . . . . . . . . . . . . . . .    24
          Variable Account Value   . . . . . . . . . . . . . . . . . . . .    25
          Accumulation Unit Value  . . . . . . . . . . . . . . . . . . . .    26
          Net Investment Factor  . . . . . . . . . . . . . . . . . . . . .    26

     TRANSFERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
          Telephone Transfers  . . . . . . . . . . . . . . . . . . . . . .    27
          Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . .    28
          Portfolio Rebalancing  . . . . . . . . . . . . . . . . . . . . .    29
          Interest Sweep   . . . . . . . . . . . . . . . . . . . . . . . .    29

     SURRENDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30
          Surrender Value  . . . . . . . . . . . . . . . . . . . . . . . .    30
          Suspension or Delay in Payment of Surrender Value  . . . . . . .    31
          Systematic Withdrawal Option   . . . . . . . . . . . . . . . . .    32

     CONTRACT LOANS  . . . . . . . . . . . . . . . . . . . . . . . . . . .    32

     DEATH BENEFIT . . . . . . . . . . . . . . . . . . . . . . . . . . . .    33
          Death of Participant   . . . . . . . . . . . . . . . . . . . . .    33
          Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . .    33
          Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . .    34

     CHARGES AND DEDUCTIONS  . . . . . . . . . . . . . . . . . . . . . . .    34
          Contingent Deferred Sales Charge   . . . . . . . . . . . . . . .    35
          Maintenance and Administrative Charges   . . . . . . . . . . . .    37
          Mortality and Expense Risk Charge  . . . . . . . . . . . . . . .    38
          Premium Taxes  . . . . . . . . . . . . . . . . . . . . . . . . .    39
          Transfer Fee   . . . . . . . . . . . . . . . . . . . . . . . . .    39
          Fund Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .    40
          Reduction or Elimination of Contract and Certificate Charges   .    40

     SETTLEMENT OPTIONS  . . . . . . . . . . . . . . . . . . . . . . . . .    40
          Annuity Commencement Date  . . . . . . . . . . . . . . . . . . .    40
          Election of Settlement Option  . . . . . . . . . . . . . . . . .    40
          Annuity Benefit  . . . . . . . . . . . . . . . . . . . . . . . .    41
          Fixed Dollar Annuity Benefit   . . . . . . . . . . . . . . . . .    41
          Variable Dollar Annuity Benefit  . . . . . . . . . . . . . . . .    41
          Transfers After the Annuity Commencement Date  . . . . . . . . .    42
          Annuity Transfer Formula   . . . . . . . . . . . . . . . . . . .    43
          Settlement Options   . . . . . . . . . . . . . . . . . . . . . .    44
          Minimum Amounts  . . . . . . . . . . . . . . . . . . . . . . . .    45
          Settlement Option Tables   . . . . . . . . . . . . . . . . . . .    45

     GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . .    45
          Non-participating  . . . . . . . . . . . . . . . . . . . . . . .    45
          Misstatement of Age  . . . . . . . . . . . . . . . . . . . . . .    45
          Proof of Existence and Age   . . . . . . . . . . . . . . . . . .    46
          Facility of Payment  . . . . . . . . . . . . . . . . . . . . . .    46
          Transfer and Assignment  . . . . . . . . . . . . . . . . . . . .    46
          Annuity Data   . . . . . . . . . . . . . . . . . . . . . . . . .    46
          Annual Report  . . . . . . . . . . . . . . . . . . . . . . . . .    46
          Incontestability   . . . . . . . . . . . . . . . . . . . . . . .    46
          Entire Contract  . . . . . . . . . . . . . . . . . . . . . . . .    47
          Changes in the Contract  . . . . . . . . . . . . . . . . . . . .    47
          Waiver of the Certificate Maintenance Fee  . . . . . . . . . . .    47
          Notices and Directions   . . . . . . . . . . . . . . . . . . . .    48

     FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .    48
          Introduction   . . . . . . . . . . . . . . . . . . . . . . . . .    48
          Taxation of Annuities In General   . . . . . . . . . . . . . . .    49
          Surrenders   . . . . . . . . . . . . . . . . . . . . . . . . . .    49
          Annuity Payments   . . . . . . . . . . . . . . . . . . . . . . .    49
          Penalty Tax  . . . . . . . . . . . . . . . . . . . . . . . . . .    50
          Taxation of Death Benefit Proceeds   . . . . . . . . . . . . . .    50
          Transfers, Assignments, or Exchanges of the Contract   . . . . .    50
          Texas Optional Retirement Program  . . . . . . . . . . . . . . .    51
          Qualified Pension and Profit Sharing Plans and H.R. 10 Plans   .    51
          Withholding  . . . . . . . . . . . . . . . . . . . . . . . . . .    51
          Possible Changes in Taxation   . . . . . . . . . . . . . . . . .    51
          Other Tax Consequences   . . . . . . . . . . . . . . . . . . . .    52
          General  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    52

     DISTRIBUTION OF THE CONTRACT  . . . . . . . . . . . . . . . . . . . .    52

     LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . .    53

     VOTING RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    53

     AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .    54

     STATEMENT OF ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . .    55

     APPENDIX A  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    57

                                 CROSS REFERENCE SHEET
                                Pursuant to Rule 495


                      Showing Location in Part A (Prospectus),
               Part B (Statement of Additional Information) and Part C
              of Registration Statement Information Required by Form N-4

                                    PART A
                                    ------

          Item of Form N-4                                       Prospectus Caption
          ----------------                                       ------------------
        1.    Cover Page  . . . . . . . . . . . . . . . . . . . . . .    Cover Page


        2.    Definitions . . . . . . . . . . . . . . . . . . . . . .    Definitions


        3.    Synopsis  . . . . . . . . . . . . . . . . . . . . . . .    Highlights


        4.    Condensed Financial Information

              (a)  Accumulation Unit Values   . . . . . . . . . . . .    Not Applicable

              (b)  Performance Data   . . . . . . . . . . . . . . . .    Not Applicable

              (c)  Financial Statements   . . . . . . . . . . . . . .    Financial Statements for the Company


        5.    General Description of Registrant, Depositor and
              Portfolio Companies

              (a)  Depositor  . . . . . . . . . . . . . . . . . . . .    Annuity Investors Life Insurance Company

              (b)  Registrant   . . . . . . . . . . . . . . . . . . .    The Separate Account

              (c)  Portfolio Company  . . . . . . . . . . . . . . . .    The Funds

              (d)  Fund Prospectus  . . . . . . . . . . . . . . . . .    The Funds

              (e)  Voting Rights  . . . . . . . . . . . . . . . . . .    Voting Rights


       6.     Deductions and Expenses

              (a)  General  . . . . . . . . . . . . . . . . . . . . .    Charges and Deductions

              (b)  Sales Load %   . . . . . . . . . . . . . . . . . .    Contingent Deferred Sales Charge






              (c)  Special Purchase Plan  . . . . . . . . . . . . . .    Contingent Deferred Sales Charge; Reduction or
                                                                         Elimination of Contract and Certificate Charges

              (d)  Commissions  . . . . . . . . . . . . . . . . . . .    Distribution of the Contract

              (e)  Fund Expenses  . . . . . . . . . . . . . . . . . .    The Funds

              (f)  Operating Expenses   . . . . . . . . . . . . . . .    Summary of Expenses


       7.     Contracts

              (a)  Persons with Rights  . . . . . . . . . . . . . . .    The Contract; Surrenders; Contract Loans; Death
                                                                         Benefit; Voting Rights

              (b) (i)    Allocation of Premium  Payments  . . . . . .    Enrollment and Purchase Payments

                 (ii)    Transfers  . . . . . . . . . . . . . . . . .    Transfers

                (iii)    Exchanges  . . . . . . . . . . . . . . . . .    Additions, Deletions or Substitutions

              (c)  Changes  . . . . . . . . . . . . . . . . . . . . .    Not Applicable

              (d)  Inquiries    . . . . . . . . . . . . . . . . . . .    Contacting the Company


       8.     Annuity Period  . . . . . . . . . . . . . . . . . . . .    Settlement Options


       9.     Death Benefit . . . . . . . . . . . . . . . . . . . . .    Death Benefit


       10.    Purchases and Contract Values

              (a)  Purchases  . . . . . . . . . . . . . . . . . . . .    Enrollment and Purchase Payments

              (b)  Valuation  . . . . . . . . . . . . . . . . . . . .    Fixed Account Value; Variable Account Value

              (c)  Daily Calculation  . . . . . . . . . . . . . . . .    Accumulation Unit Value; Net Investment Factor

              (d)  Underwriter  . . . . . . . . . . . . . . . . . . .    Distribution of the Contract


       11.    Redemptions

              (a)  By Contract Owners   . . . . . . . . . . . . . . .    Surrender Value; Systematic Withdrawal Option

                   By Annuitant   . . . . . . . . . . . . . . . . . .    Not Applicable

              (b)  Texas ORP  . . . . . . . . . . . . . . . . . . . .    Texas Optional Retirement Program






              (c)  Check Delay  . . . . . . . . . . . . . . . . . . .    Suspension or Delay in Payment of Surrender
                                                                         Value

              (d)  Free Look  . . . . . . . . . . . . . . . . . . . .    Not Applicable


       12.    Taxes . . . . . . . . . . . . . . . . . . . . . . . . .    Federal Tax Matters


       13.    Legal Proceedings . . . . . . . . . . . . . . . . . . .    Legal Proceedings


       14.    Table of Contents for the Statement of Additional          Statement of Additional Information
              Information . . . . . . . . . . . . . . . . . . . . . .





                                                             PART B
                                                             ------

                                                                         Statement of Additional
              Item of Form N-4                                           Information Caption
              ----------------                                           -----------------------

       15.     Cover Page . . . . . . . . . . . . . . . . . . . . . .    Cover Page


       16.    Table of Contents . . . . . . . . . . . . . . . . . . .    Table of Contents


       17.    General Information and                                    General Information and History
              History . . . . . . . . . . . . . . . . . . . . . . . .

       18.    Services

              (a)  Fees and Expenses of Registrant  . . . . . . . . .    (Prospectus) Summary of Expenses

              (b)  Management Contracts   . . . . . . . . . . . . . .    Not Applicable

              (c)  Custodian  . . . . . . . . . . . . . . . . . . . .    Not Applicable

                   Independent Auditors   . . . . . . . . . . . . . .    Experts

              (d)  Assets of Registrant   . . . . . . . . . . . . . .    Not Applicable

              (e)  Affiliated Person  . . . . . . . . . . . . . . . .    Not Applicable






              (f)  Principal Underwriter  . . . . . . . . . . . . . .    Not Applicable


       19.    Purchase of Securities Being Offered  . . . . . . . . .    (Prospectus) Distribution of the Contract

              Offering Sales Load . . . . . . . . . . . . . . . . . .    (Prospectus) Contingent Deferred Sales Charge


       20.    Underwriters  . . . . . . . . . . . . . . . . . . . . .    Distribution of the Contract


       21.    Calculation of Performance Data

              (a)  Money Market Funded Sub Accounts   . . . . . . . .    Money Market Sub-Account Yield Calculation

              (b)  Other Sub-Accounts   . . . . . . . . . . . . . . .    Other Sub-Account Yield Calculation


       22.    Annuity Payments  . . . . . . . . . . . . . . . . . . .    (Prospectus) Fixed Dollar Annuity Benefit;
                                                                         Variable Dollar Annuity Benefit


       23.    Financial Statements  . . . . . . . . . . . . . . . . .    Financial Statements




                                                   PART C - Other Information
                                                   --------------------------


              Item of Form N-4                                           Part C Caption
              ----------------                                           --------------

       24.    Financial Statements and Exhibits . . . . . . . . . . .    Financial Statements and Exhibits

              (a)  Financial Statements   . . . . . . . . . . . . . .    Financial Statements

              (b)  Exhibits   . . . . . . . . . . . . . . . . . . . .    Exhibits


       25.    Directors and Officers of the Depositor . . . . . . . .    Directors and Officers of Annuity Investors
                                                                         Life Insurance Company


       26.    Persons Controlled By or Under Common Control With the     Persons Controlled By Or Under Common Control
              Registrant  . . . . . . . . . . . . . . . . . . . . . .    With the Depositor or Registrant

       27.    Number of Contract Owners . . . . . . . . . . . . . . .    Number of Certificate Owners






       28.    Indemnification . . . . . . . . . . . . . . . . . . . .    Indemnification


       29.    Principal Underwriters  . . . . . . . . . . . . . . . .    Principal Underwriter


       30.    Location of Accounts and                                   Location of Accounts and Records
              Records . . . . . . . . . . . . . . . . . . . . . . . .

       31.    Management Services . . . . . . . . . . . . . . . . . .    Management Services


       32.    Undertakings  . . . . . . . . . . . . . . . . . . . . .    Undertakings


              Signature Page  . . . . . . . . . . . . . . . . . . . .    Signature Page

                   Subject To Completion:  Dated [December 7], 1995

                         ANNUITY INVESTORS VARIABLE ACCOUNT A
                                         of
                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                     PROSPECTUS
                                       for the
                                  Commodore Nauticus
                      Group Flexible Premium Deferred Annuity
                                      Issued by
                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
              P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771

          This Prospectus describes the Commodore Nauticus, a Group Flexible Premium Deferred Annuity Contract (the "Contract") issued by Annuity Investors Life Insurance Company (the "Company") and the Certificates of Participation under the Contract ("Certificates").

          A Certificate provides for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Certificate also provides for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, annuity values will be held in Annuity Investors Variable Account A (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Sub-Accounts of the Separate Account invest. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.

          The Separate Account is divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a designated registered investment company or portfolio thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: from Janus Aspen Series, (1) the Aggressive Growth Portfolio, (2) the Worldwide Growth Portfolio, (3) the Balanced Portfolio, and (4) the Short-Term Bond Portfolio; (5) Dreyfus Variable Investment Fund's Capital Appreciation Portfolio; (6) Dreyfus Socially Responsible Growth Fund; (7) Dreyfus Stock Index Fund; and from Merrill Lynch Variable Series Funds, Inc., (8) the Basic Value Focus Fund, (9) the Global Strategy Focus Fund, (10) the High Current Income Fund and (11) the Domestic Money Market Fund.

          This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contract is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                    *     *     *


              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                        THE SECURITIES AND EXCHANGE COMMISSION
                    OR ANY STATE SECURITIES REGULATORY AUTHORITIES
                   NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                      Please Read this Prospectus Carefully and
                           Retain It for Future Reference.
                 The Date of this Prospectus is [December 7], 1995.

     __________________________________________________________________

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.
     __________________________________________________________________

     VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY FINANCIAL INSTITUTION, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

     THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                                     DEFINITIONS

     Account(s):  The Sub-Account(s) and/or the Fixed Account options.

     Account Value: The aggregate value of the Participant's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period.

     Accumulation Period: The period prior to the Annuity Commencement Date during which the Participant is eligible for benefits under the Contract.

     Accumulation Unit: The unit of measurement used to calculate the value of the Sub-Account(s) prior to the Annuity Commencement Date.

     Administrative Office: The home office of the Company or any other office the Company may designate for administration.

     Age:  Age as of most recent birthday.

     Annuitant: The Annuitant is the Participant and is the person on whose life Annuity Benefit payments are based.

     Annuity Benefit: Periodic payments made by the Company under a Settlement Option, which payments commence after the Annuity Commencement Date and continue during the Annuity Payment Period, for the life of a person or for a specific period. A Variable Dollar Annuity Benefit will provide payments that vary in amount. Fixed Dollar Annuity Benefit payments remain constant.

     Annuity Commencement Date: The date on which Annuity Benefits are to begin.

     Annuity Payment Period: The period commencing with the Annuity Commencement Date, during which Annuity Benefits are payable under the Contract with respect to a Participant's participation interest.

     Annuity Unit: The unit of measurement used to determine the value of any Variable Dollar Annuity Benefit payments after the first Annuity Benefit payment is made by the Company.

     Beneficiary: The person or persons entitled to receive the Death Benefit if the Participant dies prior to the Annuity Commencement Date.

     Certificate Anniversary: An annual anniversary of the Certificate Effective Date.

     Certificate Effective Date: The date shown on the Certificate Specifications page.

     Certificate Year: Any period of twelve months commencing on the Certificate Effective Date and on each Certificate Anniversary thereafter.

     Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

     Contract Owner: The person or company identified as such in the application for the Contract or other such form as may be designated by the Company.

     Due Proof of Death:  Any of (1) a certified copy of a death certificate;
     (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased; or (4) any other proof satisfactory to the Company.

     Fixed Account: An account which is part of the Company's general account, the values of which are not dependent upon the investment performance of the Sub-Accounts.

     Fixed Account Value: The value of a Participant's interest in all Fixed Account options.

     Fund: A management investment company or a portfolio thereof, registered under the Investment Company Act of 1940, in which a Sub-Account of the Separate Account invests.

     Net Asset Value: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

     Participant: The person identified on the Certificate Specifications page, who participates in the benefits of the Contract.

     Purchase Payment: A contribution after the deduction of premium tax, if any, made to the Company in consideration for the Participant's participation under the Contract.

     Separate Account: Annuity Investors(SERVICEMARK) Variable Account A (also referred to as the "Variable Account") which has been established by the Company pursuant to the laws of the State of Ohio.

     Settlement Option: The option elected by the Participant for the payment of Annuity Benefits.

     Sub-Account: The Separate Account is divided into Sub-Accounts, each of which invests in the shares of a designated Fund.

     Surrender Value: The amount payable under a Certificate if the Certificate is surrendered.

     Valuation Period: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

     Variable Account Value: The value of a Participant's interest in all Sub-Accounts.

     Written Request: Information provided, or a request made, that is complete and satisfactory to the Company and in writing, that is sent to the Company on the Company's form or in a form satisfactory to the Company, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. A Participant may be required to return his or her Certificate to the Company in connection with a Written Request.

                                     HIGHLIGHTS

     The Contract and Certificates

          The Group Flexible Premium Deferred Annuity Contract described in this Prospectus is designed for use in connection with certain retirement arrangements that qualify for favorable tax treatment under Sections 401, 403, or 457 of the Code.

          The Contract Owner is the employer or the trustee for the employer's retirement plan, as shown on the Application for the Contract, the Participant Enrollment Form and Certificate Specifications page. The Contract is held by the Contract Owner for the benefit of Participants and Beneficiaries. Each participant for whom Purchase Payment(s) are made will participate in the Contract as a Participant. A Participant account will be established for each Participant. Subject to the terms of a Certificate, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the Settlement Option elected by the Participant.

          The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Participant and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Certificate when based on the investment experience of the Separate Account are variable and are not guaranteed as to dollar amount. Therefore, prior to the Annuity Commencement Date the Participant bears the entire investment risk with respect to amounts allocated to the Separate Account under the Certificate.

          There is no guaranteed or minimum Surrender Value with respect to amounts allocated to the Separate Account, so the proceeds of a surrender could be less than the total Purchase Payments.

     The Separate Account

          Annuity Investors(SERVICEMARK) Variable Account A is a separate account of the Company that is divided into Sub-Accounts (See "The Separate Account," page ___.) Each Sub-Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: from Janus Aspen Series, (1) the Aggressive Growth Portfolio, (2) the Worldwide Growth Portfolio, (3) the Balanced Portfolio, and (4) the Short-Term Bond Portfolio; (5) Dreyfus Variable Investment Fund's Capital Appreciation Portfolio; (6) Dreyfus Socially Responsible Growth Fund; (7) Dreyfus Stock Index Fund; and from Merrill Lynch Variable Series Funds Inc., (8) the Basic Value Focus Fund, (9) the Global Strategy Focus Fund,
     (10) the High Current Income Fund and (11) the Domestic Money Market Fund. Each Fund has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund.

          Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Certificate and the amount of any Annuity Benefits will vary to reflect the investment performance of all the Sub-Accounts elected by the Participant and the deduction of the charges described under "Charges and Deductions," page ___. For more information about the Funds, see "The Funds," page __, and the accompanying Funds' prospectuses.

     The Fixed Account

          The Fixed Account is an account within the Company's general account. There are currently four Fixed Account options available under the Fixed
     Account: a Fixed Accumulation Account option and three fixed-term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "The Fixed Account," page ___.)

     Transfers Before the Annuity Commencement Date

          Prior to the Annuity Commencement Date, the Participant may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and between the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "Transfers," page___.)

          The Company currently charges a fee of $25 for each transfer ("Transfer Fee") in excess of twelve made during the same Certificate Year. (See "Transfers," page __.)

          For transfers after the Annuity Commencement Date, see "After the Annuity Commencement Date," page __.

     Surrenders

          All or part of the Surrender Value of a Certificate may be surrendered by the Participant on or before the Annuity Commencement Date by Written Request to the Company. Amounts surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase Payments to be withdrawn have been held under the Certificate. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Participant lives.
     Surrenders may be subject to a 10% premature distribution penalty tax if made before the Participant reaches age 59 1/2. Surrenders may further be subject to federal, state or local income tax. (See "Federal Tax Matters," page ___.)

     Contingent Deferred Sales Charge ("CDSC")

          A CDSC may be imposed on surrenders. The maximum CDSC is 7% of Purchase Payments withdrawn during the first year after that Purchase Payment is received, decreasing by 1% annually to 0% after year seven. The CDSC may be waived under certain circumstances. (See "Charges and Deductions," page ___.)

     Other Charges and Deductions

          The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account. In connection with certain Contracts that allow the Company to reduce administrative expenses, the Company will offer an Enhanced Contract with a Mortality and Expense Risk Charge at an effective annual rate of 0.95% of the daily Net Asset Value of each Sub-Account.

          The Company deducts a Certificate maintenance charge each year ("Certificate Maintenance Fee"). This Fee is currently $25 and is deducted from a Participant's Variable Account Value on each Certificate Anniversary. The Certificate Maintenance Fee may be waived under certain circumstances, at the Company's discretion.

          The Company does not currently intend to deduct a charge to help cover the costs of administering the Contract, the Certificates and the Separate Account ("Administration Charge"); however, the Company reserves the right to impose an Administration Charge at a future date. Any such Administration Charge is guaranteed not to exceed a maximum effective annual rate of .20% of the daily Net Asset Value of each Sub-Account.

          Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Certificate. (See "Charges and Deductions," page ___.)

     Annuity Benefits

          Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Annuity Benefits," page __.)

     Death Benefit

          The Certificate provides for the payment of a death benefit if the Participant dies prior to the Annuity Commencement Date. The death benefit may be paid as either a lump sum or pursuant to one of the Settlement Options offered under the Certificate. (See "Death Benefit," page ___.)

     Federal Income Tax Consequences

          A Participant generally should not be taxed on increases in the Account Value until a distribution under the Certificate occurs (e.g., a surrender or Annuity Benefit) or is deemed to occur (e.g., a loan). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. In addition, a federal penalty tax may apply to certain distributions. (See "Federal Tax Matters," page __.)

     Contacting the Company

          All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Certificate Number and the Participant's name.

     Note: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this Prospectus and in the accompanying prospectuses for the Funds which should be referred to for more detailed information. The requirements of a particular retirement plan, an endorsement to the Contract or Certificate, or limitations or penalties imposed by the Code or the Employee Retirement Income Security Act of 1974, as amended, may impose additional limits or restrictions on Purchase Payments, surrenders, distributions, or benefits, or on other provisions of the Contract or the Certificates thereunder. This Prospectus does not
     describe such limitations or restrictions.   (See "Federal Tax Matters,"
     page ____.)

                                 SUMMARY OF EXPENSES

       Participant Transaction Expenses

            Sales Load Imposed on Purchase Payments                    None

            Contingent Deferred Sales Charge (as a
            percentage of Purchase Payments withdrawn)

                 Certificate Years since Purchase Payment
                 Receipt

                      less than 1 year                                   7%

                      1 year but less than 2 years                       6%

                      2 years but less than 3 years                      5%

                      3 years but less than 4 years                      4%

                      4 years but less than 5 years                      3%

                      5 years but less than 6 years                      2%

                      6 years but less
                      than 7 years                                       1%

                      7 years or more                                    0%

            Surrender Fees                                             None

                                                                        $25
            Transfer Fee 1/

       Annual Certificate Maintenance Fee                               $25














     1/ The first twelve transfers in a Certificate Year are free. Thereafter, a $25 fee will be charged on each subsequent transfer.

                                                                                                                     Dreyfus
                                                                                                                     V.I.F.
                                              Janus A.S.          Janus A.S.                           Janus A.S.    Capital
       Separate Account Annual Expenses (as   Aggressive          Worldwide         Janus A.S.         Short-Term    Appre-
       a percentage of average Separate       Growth              Growth            Balanced           Bond          -ciation
       Account assets)                        ----------          ----------        ---------          ---------     ----------


          Mortality and Expense               1.25%               1.25%             1.25%              1.25%         1.25%
          Risk Charge

          Administration Charge               0.00%               0.00%              0.00%             0.00%         0.00%

          Other Fees and                      0.00%               0.00%             0.00%              0.00%         0.00%
          Expenses of the
          Separate Account

          Total Separate Account              1.25%               1.25%             1.25%              1.25%         1.25%
          Annual Expenses

       Fund Annual Expenses
       (as a percentage of Fund average net
       assets after fee waiver and/or
       expense reimbursement)

          Management Fees                     0.77%               0.69%             0.83%              0.00%         0.75%

          Other Expenses                      0.28%               0.49%             0.74%              0.65%         0.36%

          Total Fund Annual                   1.05%               1.18%             1.57%              0.65%         1.11%
          Expenses

                                                                                                       Merrill
                                                                        Merrill        Merrill         Lynch         Merrill
                                       Dreyfus                          Lynch          Lynch V.S.F.    V.S.F.        Lynch V.S.F.
       Separate Account Annual         Socially           Dreyfus       V.S.F.         Global          High          Domestic
       Expenses                        Responsible        Stock         Basic Value    Strategy        Current       Money
       (as a percentage of average     Growth             Index         Focus          Focus           Income        Market
       Separate Account assets)        -----------        -------       --------       --------        -------       --------


          Mortality and                1.25%              1.25%         1.25%          1.25%           1.25%         1.25%
          Expense Risk
          Charge

          Administration               0.00%              0.00%         0.00%          0.00%           0.00%         0.00%
          Charge

          Other Fees and               0.00%              0.00%         0.00%          0.00%           0.00%         0.00%
          Expenses of the
          Separate Account

          Total Separate               1.25%              1.25%         1.25%          1.25%           1.25%         1.25%
          Account Annual
          Expenses

       Fund Annual Expenses (as a
       percentage of Fund average
       net assets after fee waiver
       and/or expense reimbursement)

          Management Fees              0.75%              0.14%         0.60%          0.65%           0.52%         0.50%

          Other Expenses               2.10%              0.26%         0.12%          0.12%           0.09%         0.00%

          Total Fund Annual            2.85%              0.40%         0.72%          0.77%           0.61%         0.50%
          Expenses

     ________________

     2/   Annual expenses are anticipated to be the same for each Sub-Account.
     These expenses are based on estimated amounts for the current fiscal year.

     3/   Information regarding each underlying Fund has been provided to the
     Company by each Fund, and the Company has not independently verified such information. Data for each Fund are for its fiscal year ended December 31, 1994. Actual expenses in future years may be higher or lower.

          Fund expenses are net of management fees and other expenses waived and/or reimbursed (except those shown for the Dreyfus V.I.F. Capital

     Appreciation Portfolio and the Dreyfus Socially Responsible Growth Fund as noted below). In the absence of such fee waivers and/or expense reimbursements, Management Fees, Other Expenses and Total Portfolio Expenses would have been as follows for the fiscal year ended December 31, 1994: 1.00%, 0.28% and 1.28%, respectively, for the Janus A.S. Aggressive Growth Portfolio; 1.00%, 0.49% and 1.49%, respectively, for the Janus A.S. Worldwide Growth Portfolio; 1.00%, 0.74% and 1.74%, respectively, for the Janus A.S. Balanced Portfolio; and 0.65%, 0.75% and 1.40%, respectively, for the Janus A.S. Short-Term Bond Portfolio; 0.15%, 0.41% and 0.56%, respectively, for the Dreyfus Stock Index Fund; and 0.50%, 0.07% and 0.57%, respectively, for the Merrill Lynch V.S.F. Domestic Money Market Fund.

          Fees and expenses for the Dreyfus V.I.F. Capital Appreciation Portfolio and the Dreyfus Socially Responsible Growth Fund are based on 1994 fees and expenses but do not take into account management fee waivers and expense reimbursements that were in effect during that year because they are no longer in effect.

     The purpose of this table is to assist a Participant in understanding the various costs and expenses that the Participant will bear directly and indirectly with respect to investment in the Separate Account. The table reflects expenses of each Sub-Account as well as of the Fund in which the Sub-Account invests. See "Charges and Deductions" on page _____ of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. In addition to the expenses listed above, premium taxes may be applicable. The dollar figures should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $25 Contract Maintenance Charge is included in the Examples as $1.



     Examples4/

     If you surrender your Certificate at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

       Sub-Account                               1 Year          3 Years
       -----------                               ------          -------

       Janus A.S. Aggressive Growth               $95             $128

       Janus A.S. Worldwide Growth                 96              132

       Janus A.S. Balanced                        100              144

       Janus A.S. Short-Term Bond                  91              115

       Dreyfus V.I.F. Capital Appreciation         95              130

       Dreyfus Socially Responsible Growth        113              184

       Dreyfus Stock Index                         88              107

       Merrill Lynch V.S.F. Basic Value            91              117
       Focus

       Merrill Lynch V.S.F. Global Strategy
       Focus                                       92              119




     4/   The examples assume the reinvestment of all dividends and
     distributions, no transfers among Sub-Accounts or between Accounts, and a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. Annual Certificate Maintenance Fees are based on an estimated amount for the Separate Account's current fiscal year.

       Sub-Account                               1 Year          3 Years
       -----------                               ------          -------

       Merrill Lynch V.S.F. High Current           90              114
       Income

       Merrill Lynch V.S.F. Money Market           89              110


     If you do not surrender your Certificate, or if you annuitize it, you would pay the following expenses on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:

       Sub-Account                               1 Year          3 Years
       -----------                               ------          -------

       Janus A.S. Aggressive Growth               $25             $78

       Janus A.S. Worldwide Growth                 26              82

       Janus A.S. Balanced                         30              94

       Janus A.S. Short-Term Bond                  21              67

       Dreyfus V.I.F. Capital Appreciation         25              80

       Dreyfus Socially Responsible Growth         43             134

       Dreyfus Stock Index                         18              57

       Merrill Lynch V.S.F. Basic Value            21              65
       Focus

       Merrill Lynch V.S.F. Global Strategy        22              69
       Focus

       Merrill Lynch V.S.F. High Current           20              64
       Income Focus

       Merrill Lynch V.S.F. Money Market           19              60

     The examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples.

          The fee table and examples do not include charges to Participants for premium taxes.

                         FINANCIAL STATEMENTS FOR THE COMPANY

          The financial statements and report of independent public accountants for the Company are contained in the Statement of Additional Information. Because the Contracts and Certificates registered by this Prospectus have not yet been issued, no financial information for the Separate Account is provided.


                                      THE FUNDS

          The Separate Account currently has eleven Funds that are available for investment under a Certificate. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.

          The Separate Account invests exclusively in shares of the Funds listed below (followed by a brief overview of each Fund's investment objective(s) and policies):

     Janus Aspen Series:

          Aggressive Growth Portfolio. A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks. The common stocks held by this Fund will normally have an average market capitalization between $1 billion and $5 billion. The Portfolio may invest in debt securities, including junk bonds.

          Worldwide Growth Portfolio. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The Portfolio may invest in debt securities, including junk bonds.

          Balanced Portfolio. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in equity securities selected for their growth potential and 40-60% in fixed-income securities. The Portfolio may invest in junk bonds.

          Short-Term Bond Portfolio. A diversified portfolio that seeks a high level of current income while minimizing interest rate risk by investing in shorter term fixed-income securities. Its average-weighted maturity is normally less than three years. The Portfolio may invest in junk bonds.

     Janus Capital Corporation serves as the investment adviser to each of these Funds.

     Dreyfus Funds:

          Capital Appreciation Portfolio (Dreyfus Variable Investment Fund). The Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital, current income is a secondary goal. It seeks to achieve its goals by investing in common stocks of domestic and foreign issuers.

          The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Company serves as the investment sub-adviser to this Fund.

          Socially Responsible Growth Fund. The Socially Responsible Fund's primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investments standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

          The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the investment sub-adviser to this Fund.

          Stock Index Fund. The Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

          Wells Fargo Nikko Investment Advisors serves as this Fund's investment adviser.

     Merrill Lynch Variable Series Funds, Inc.:

          Basic Value Focus Fund. The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued. The Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily out-of-favor considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio.

          Global Strategy Focus Fund. The investment objective of the Fund is to seek high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of U.S. and foreign issuers. The Fund seeks to achieve its objective by investing primarily in securities of issuers located in the U.S., Canada, Western Europe and the Far East. The Fund may allocate investments without prescribed limits among capital markets and types and maturities of securities on the basis of various considerations which may affect total anticipated return from investments.

          High Current Income Fund. The investment objective of the Fund is to obtain as high a level of current income as is consistent with prudent investment management, and capital appreciation to the extent consistent with the foregoing objective, by investing principally in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality, including junk bonds.

          Domestic Money Market Fund. The investment objectives of the Fund are to seek preservation of capital, maintain liquidity and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term money market securities.

     Merrill Lynch Asset Management, L.P. serves as the investment adviser to these Funds.

          Meeting Fund objectives depends on various factors including, but not limited to, how well portfolio managers anticipate changing economic and market conditions.

     THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

     Investments in these Funds are neither insured nor guaranteed by the U.S. Government or any other entity or person.

          Since each of the Funds is available to separate accounts offering variable annuity and variable life products of other insurance companies and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the particular Fund. See the Funds' prospectuses for greater detail.

          Additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services and charges can be found in the current prospectus for the Fund which accompanies this Prospectus. The appropriate Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Purchase Payments to, or transfers among, the Sub-Accounts.

     Additions, Deletions, or Substitutions

          The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

          The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law, a substitution of shares attributable to the Participant's interest in a Sub-Account will not be made without prior notice to the Participant and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Participants.

          New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Participants on a basis to be determined by the Company. Each additional Sub-Account will purchase shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Participants and request a re-allocation of the amounts invested in the eliminated Sub-Account.

          In the event of any substitution or change, the Company may make such changes in the Contract and Certificate as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Certificates, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                               PERFORMANCE INFORMATION

          From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. These figures are based on historical information and are not intended to indicate future performance. For a description of the methods used to determine yield and total return, see the Statement of Additional Information.

     Yield Data

          The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

          The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period.

          The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Certificate which would reduce the yield of that Certificate.

     Total Return Data

          The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return presented will be presented for these periods, although other periods may also be provided. The average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account.

          Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return.

          The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.

        ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY AND THE SEPARATE
                                       ACCOUNT

     Annuity Investors Life Insurance Company

          Annuity Investors Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

          The Company is a wholly-owned subsidiary of American Annuity Group, Inc., a publicly traded insurance holding company, which in turn is indirectly controlled by American Financial Group, Inc., a publicly traded holding company.

          The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

     Published Ratings

          The Company may from time to time publish in advertisements, sales literature and reports to Contract Owners and Participants, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Contract Owners and Participants. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

     The Separate Account

          Annuity Investors(SERVICEMARK) Variable Account A was established by the Company as an insurance company separate account under the laws of the State of Ohio on May 26, 1995, pursuant to resolutions of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

          The assets of the Separate Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

          Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Contract Owners and Participants under the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contract and Certificates are obligations of the Company.

          The Separate Account has eleven Sub-Accounts, each of which invests solely in a specific corresponding Fund. (See "The Funds," page ___.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page ___.)


                                  THE FIXED ACCOUNT

          The Fixed Account is a part of the Company's general account.
     Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

          The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. Allocation of any amounts to the Fixed Account does not entitle Participants to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

     Fixed Account Options

          There are currently four options under the Fixed Account: the Fixed Accumulation Account option; and the guarantee period options referred to in the Certificate as the Fixed Account options One-Year, Three-Year and Five-Year Fixed, respectively. Additional Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

          The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year. For any Fixed Account option, the Company's Board of Directors may declare and pay current interest higher than the guaranteed rate at any time. Once declared, such rate will be paid until changed by the Company for new allocations to that Fixed Account option, but such change will not be applicable with respect to amounts previously allocated to such Fixed Account option.

     Renewal of Fixed Account Options

          The following provisions apply to all Fixed Account Options except the Fixed Accumulation Account option.

          At the end of a guarantee period, and for the thirty days immediately preceding the end of such guarantee period, the Participant may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then current options under the Certificate (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past the Annuity Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of the Annuity Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account.

          If the Participant does not specify a new option in accordance with the preceding paragraph, the Participant will be deemed to have elected the same Fixed Account option, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Participant will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date.

                                     THE CONTRACT

          The Contract is a group flexible premium deferred annuity. The rights and benefits are described below and in the Certificate and the Contract. The Company reserves the right to make any modification to conform the Contract and Certificates thereunder to, or give the Participant the benefit of, any applicable law. The obligations under the Contract and Certificates are obligations of the Company.

          For each Certificate, a different Account will be established and Fixed Account Values, Variable Account Values, and benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each Certificate, unless otherwise noted. The Company reserves the right to terminate any Certificate for which the Account Value is less than $500 and no Purchase Payment has been received for at least two years.


                           ENROLLMENT AND PURCHASE PAYMENTS

     Purchase Payments

          All Purchase Payments must be received at the Administrative Office. Each Purchase Payment will be applied by the Company to the credit of a Participant's Account. If the Participant Enrollment Form is in good order, the Company will apply the initial Purchase Payment to an account for the Participant within two business days of receipt of the Purchase Payment at the Administrative Office. If the Enrollment Form is not in good order, the Company will attempt to get the Enrollment Form in good order within five business days. If the Enrollment Form is not in good order at the end of this period, the Company will inform the Contract Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the Enrollment Form is in good order. Once the Enrollment Form is in good order, the Purchase Payment will be applied to the Participant's Account within two business days.

          Additional Purchase Payments may be made at any time prior to the Annuity Commencement Date, as long as the Participant is living. Each additional Purchase Payment is credited to a Certificate as of the next valuation following the receipt of such additional Purchase Payment.

          No Purchase Payment for any Certificate may exceed $500,000 without prior approval of the Company.

     Allocation of Purchase Payments

          Purchase Payments will be allocated to the Fixed Account and/or to the Sub-Accounts according to the instructions in the Participant Enrollment Form or subsequent Written Request. Allocations are made in percentages, and whole percentages must be used.

                                    ACCOUNT VALUE

          Before the Annuity Commencement Date, the Account Value is equal to the Fixed Account Value plus the Variable Account Value.

     Fixed Account Value

          The Fixed Account Value at any time is equal to (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less
     (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

     Variable Account Value

          The Variable Account Value for the Certificate at any time is the sum of the value of each Sub-Account ("Sub-Account Value") selected by the Participant for the Certificate on the Valuation Date most recently completed.

          Purchase Payments may be allocated among, and Account Values may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the Accumulation Unit Value for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

          The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

          (1)  transfer from a Sub-Account;

          (2)  full or partial surrender of a Participant's Variable Account
               Value;

          (3)  payment of a Death Benefit;

          (4) application of a Participant's Variable Account Value to a Settlement Option;

          (5)  deduction of the Certificate Maintenance Fee; or

          (6)  deduction of a Transfer Fee.

          Accumulation Units will be canceled as of the end of the Valuation Period during which the Company received a Written Request regarding the event giving rise to such cancellation, or Due Proof of Death and a Written Request regarding payment of the Death Benefit, or the Valuation

     Period on which the Certificate Maintenance Fee is due, as the case may be.

          The Variable Account Value for a Certificate at any time is equal to the sum of the number of Accumulation Units attributable to that Certificate for each Sub-Account multiplied by the Accumulation Unit value ("Accumulation Unit Value") for each Sub-Account at the end of the Valuation Period.

     Accumulation Unit Value

          The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10 when the Sub-Account was created. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

     Net Investment Factor

          The Accumulation Unit Value for each Sub-Account for any Valuation Period is determined by the Net Investment Factor. The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

          (1)  is equal to:

                    a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

                    b. the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

                    c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

          (2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the most recent Valuation Period; and

          (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the Valuation Period.


                                      TRANSFERS

          By Written Request prior to the Annuity Commencement Date, the Participant may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. The minimum transfer amount is $500. If the Sub-Account balance is less than $500 at the time of the transfer, the entire amount of the Sub-Account balance must be transferred. The Participant may also transfer amounts from any Fixed Account options to any different Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal" provision of the "FIXED ACCOUNT" section of this Prospectus, then the entire amount of that Fixed Account option may be transferred to any one or more of the Sub-Accounts. In any other case, transfers from any Fixed Account options are subject to a cumulative limit during each Certificate Year of 20% of the most recent Certificate Year-end values of that Fixed Account option, and are not permitted during the first Certificate Year. However, if the Account Value of the Fixed Account option being transferred is less than $500 at the time of the transfer, then the entire balance will be transferred.
     The Company may from time to time change the amount available for transfer from the Fixed Accumulation Account. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of at least six months from the date of transfer.

          The Company charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Certificate Year.

          The Company reserves the right, in the Company's sole discretion and at any time without prior notice, to terminate, suspend or modify the transfer privileges described above.

          See "Transfers After the Annuity Commencement Date," page ____.

     Telephone Transfers

          A Participant also may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Certificate. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

          The Company will not be liable for complying with telephone instructions the Company reasonably believes to be genuine or for any loss, damage, cost or expense in acting on such telephone instructions.

     The Participant will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

     Dollar Cost Averaging

          Prior to the Annuity Commencement Date, the Participant may establish automatic transfers from the Money Market Sub-Account to any of the other Sub-Accounts, on a monthly or quarterly basis, by submitting to the Administrative Office a Dollar Cost Averaging Enrollment Form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The transfers will begin within 30 days of the receipt of such Enrollment Form.

          In order to be eligible for Dollar Cost Averaging the value of the Money Market Sub-Account must be at least $10,000 and the minimum amount that can be transferred is $500 per month.

          Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the balance of the Money Market Sub-Account to fall below $500. At that time, the Company will then transfer the balance of the Money Market Sub-Account to the other Sub-Accounts in the same percentage distribution as directed in the Dollar Cost Averaging Enrollment Form.

          Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Certificate without charge.

          Before electing Dollar Cost Averaging, a Participant should consider the risks involved in switching between investments available under the Certificate. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. A Participant should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

          The Participant may terminate Dollar Cost Averaging services, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Dollar Cost Averaging option at any time. Currently, the Company does not charge a fee for Dollar Cost Averaging services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Dollar Cost Averaging service performed by the Company.

     Portfolio Rebalancing

          In connection with the allocation of Purchase Payments to the Sub-Accounts and/or the Fixed Accumulation Account, the Participant may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account in percentage allocations selected by the Participant.

          The Participant may elect Portfolio Rebalancing in the Participant Enrollment Form or by subsequent Written Request. In order to elect Portfolio Rebalancing after the Certificate has been issued, the Participant must submit a Written Request for Portfolio Rebalancing to the Company and the Participant must have a minimum Account Value of $10,000. Portfolio Rebalancing will be performed on a quarterly basis.

          The Participant may terminate Portfolio Rebalancing services, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Portfolio Rebalancing option at any time. Currently, the Company does not charge a fee for Portfolio Rebalancing services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Portfolio Rebalancing service performed by the Company.

     Interest Sweep

          Prior to the Annuity Commencement Date, the Participant may establish automatic transfers of the income from each Fixed Account option selected on the Interest Sweep Enrollment Form to the Sub-Accounts, on a quarterly basis. Transfers will begin on the next quarterly Interest Sweep date that is at least 30 days after receipt of such Enrollment Form at the Administrative Office. The Company may, at its sole discretion, set the quarterly interest Sweep date.

          In order to be eligible for the Interest Sweep option the value of each Fixed Account option selected on the Interest Sweep Enrollment Form must be at least $5,000 and the maximum amount that can be transferred from each Fixed Account option so selected is 20% of such Fixed Account option's value per year.

          Interest Sweep transfers will not count toward the twelve transfers permitted under the Certificate without charge.

          The Participant may terminate participation in the Interest Sweep option, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Interest Sweep option at any time. Currently, the Company does not charge a fee for Interest Sweep services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Interest Sweep service performed by the Company.

          The Company reserves the right, at any time, to terminate, suspend or modify the transfer privileges described above without prior notice to Participants, as permitted by applicable law.


                                     SURRENDERS

     Surrender Value

          The Participant may surrender all or part of the Surrender Value of a Certificate. Full or partial surrenders of the Surrender Value may be made by Written Request at any time prior to the Annuity Commencement Date; the Surrender Value will be the Surrender Value at the end of the Valuation Period in which the Written Request is received. The Surrender Value at any time is equal to the Account Value as of that Valuation Period less any applicable Contingent Deferred Sales Charge ("CDSC"), less any outstanding loans and less any applicable premium tax not previously deducted. On full surrender, an annual Certificate Maintenance Fee also will be deducted as part of the calculation of the Surrender Value. A full or partial surrender prior to the Annuity Commencement Date may be subject to a CDSC as set forth in this prospectus, except that such charge will not apply to: (1) any portion of the Account Value in excess of total Purchase Payments; (2) any portion of the Account Value attributable to Purchase Payment(s) that are no longer subject to the charge; or (3) payment of the Death Benefit.

          The CDSC is calculated separately for each Purchase Payment. Surrenders will be deemed to be withdrawn first from the portion of the Account Value in excess of total Purchase Payments and then from Purchase Payments. For this purpose, Purchase Payment(s) are deemed to be withdrawn on a "first-in, first-out" (FIFO) basis. Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Participant's Fixed Account Value. In the case of a full surrender, the Participant's participation interest under the Contract and the Certificate will be canceled. The CDSC may be waived in whole or in part under certain circumstances.

          The Company reserves the right to terminate a Certificate if a partial surrender would reduce a Participant's Account Value to less than the $500 minimum balance and no Purchase Payments have been received by the Company for at least two years.

          The Certificate Maintenance Fee, unless waived, will be deducted from a full surrender before the application of any CDSC. (See "Charges and Deductions," page __.)

          Surrenders may be subject to a 10% premature distribution penalty tax if made before the Participant reaches age 59 1/2, and may further be subject to federal, state or local income tax. (See "Federal Tax Matters," page___.)

     Suspension or Delay in Payment of Surrender Value

          The Company may suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period if:

          (1) the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

          (2) an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable; or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

          (3) the Securities and Exchange Commission so permits for the protection of security holders.

          The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months.

          A surrender request will be effective when all appropriate surrender request forms are received. Payments of any amounts derived from a Purchase Payment paid by check may be delayed until the check has cleared.

          SINCE THE PARTICIPANT ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CERTIFICATE (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

          Since the qualified contracts offered by this Prospectus will be issued in connection with retirement plans which meet the requirements of Sections 401, 403 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.

     Systematic Withdrawal Option

          Prior to the Annuity Commencement Date, the Participant, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal Option, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Allowance (See "Charges and Deductions," page __.) The Company reserves the right to discontinue offering systematic withdrawals or to assess a processing fee not to exceed $25 per service performed upon 30 days' written notice to Contract Owners and Participants. The Participant may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

          Systematic withdrawals may have tax consequences. (See "Federal Tax Matters," page ___.)


                                    CONTRACT LOANS

          Certain Contracts may contain a loan provision issued in connection with certain qualified plans. Participants under such Contracts may obtain loans using their interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code and to applicable retirement program rules. Tax advisers and retirement plan fiduciaries should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement.

          The amount of any loan will be deducted from the minimum death benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.


                                    DEATH BENEFIT

     Death of Participant

          If a Participant dies before the Annuity Commencement Date, a death benefit will be paid to the primary Beneficiary(ies) then living at the time of the Participant's death. If no primary Beneficiary is living at the time of the Participant's death or if the primary Beneficiary dies within 30 days after the Participant's death and no death benefit has been paid, the death benefit will be paid to the person(s) named as contingent Beneficiary(ies). If no primary or contingent Beneficiary is living at the time of the Participant's death, the death benefit will be paid to the Participant's estate. No death benefit is payable on or after the Annuity Commencement Date. Only one death benefit is payable with respect to a Participant's participation interest under the Contract.

     Death Benefit

          The Death Benefit will be determined as of the Death Benefit Valuation Date. The Death Benefit Valuation Date is the Valuation Period during which the Company receives both Due Proof of Death of the Participant and a Written Request regarding payment of the Death Benefit. If both documents are not received at the same time, the Death Benefit Valuation Date is the Valuation Period during which the Company receives the latter of Due Proof of Death or a Written Request regarding payment of the Death Benefit.

          If a Participant dies before attaining age 75 and before the Annuity Commencement Date, the death benefit is an amount equal to the greatest of:

          (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

          (2) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or

          (3) the largest death benefit amount on any Certificate Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, less any partial surrenders after such death benefit was determined and less any outstanding loans.

          If the Participant dies after attaining age 75 and before the Annuity Commencement Date, the death benefit is an amount equal to the greatest of:

          (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

          (2) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or

          (3) the largest death benefit amount on any Certificate Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which the Participant attained age 75, less any applicable premium tax not previously deducted, less any partial surrenders after such death benefit was determined and less any outstanding loans.

     Payment of the death benefit is not subject to a CDSC.

     Beneficiary

          The primary Beneficiary(ies) and contingent Beneficiary(ies) are named on the Participant Enrollment Form. The Beneficiaries may be changed at any time prior to the Participant's death. The Company must receive a Written Request to change a Beneficiary. Any such change will relate back to and take effect on the date the Written Request was signed. The Company will not be liable for any payment it makes before such

     Written Request has been received and acknowledged at the Administrative Office.

          In determining the identity or non-existence of any Beneficiary not identified by name, the Company may rely on an affidavit by any person whom the Company reasonably believes to be a reliable source for that information.


                                CHARGES AND DEDUCTIONS

          There are two types of charges and deductions. First, there are charges assessed under the Certificate. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below and some may not be applicable to every Certificate. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.

     Contingent Deferred Sales Charge ("CDSC")

          No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 7% of Purchase Payments on certain surrenders to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

          The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by multiplying the amount withdrawn subject to the CDSC by the CDSC percentage in accordance with the following table. Surrenders will be applied first to accumulated earnings (which may be surrendered without charge) and then to Purchase Payments on a first-in, first-out basis; surrenders will be made from the oldest Purchase Payment first.

       Number of Full Years
       Elapsed Between Date                     Contingent Deferred
       of Receipt of Purchase                   Sales Charge as a
       Payment and Date                         Percentage of
       Written Request for                      Associated Purchase
       Surrender Received                       Payment Surrendered
       ----------------------                   -------------------

            0                                        7%

            1                                        6%

            2                                        5%

            3                                        4%

            4                                        3%

            5                                        2%

            6                                        1%

            7                                        0%

          In no event shall the CDSC assessed against the Certificate exceed 7% of the aggregate Purchase Payment(s).

          Any Purchase Payments that have been held by the Company for at least seven years may be surrendered free of any CDSC. In addition, during any Certificate Year after the first Certificate Year for Certificates qualified under Section 403(b) of the Code, the CDSC will not be imposed on the surrender of up to 10% of the Account Value as of the last day of the previous Certificate Year ("Free Withdrawal Allowance"). If the Free Withdrawal Allowance is not withdrawn during a Certificate Year, it does not carry over to the next Certificate Year.

           No CDSC is assessed upon payment of the death benefit. Any applicable CDSC will be deducted from the amount requested for partial and full surrenders.

          The CDSC arising from a surrender of the Certificate will be waived in all cases if: (i) all or part of the Account Value is applied to the purchase of an annuity from the Company for life or for a non-commutable period of five years or more; or (ii) the Participant is "disabled" as that term is defined in the Social Security Act of 1935, as amended.

          The CDSC arising from a surrender of the Certificate will be waived for Certificates held by Participants in plans qualified under Section 403(b) of the Code that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and regulations thereunder, or qualified under Section 401 of the Code, if the Participant incurs a separation from service.

          The CDSC arising from a surrender of the Certificate will be waived for Certificates held by Participants in plans qualified under Section 403(b) of the Code that are not subject to ERISA if: (i) the Participant incurs a separation from service, has attained age 55 and has held the Certificate for at least seven years, provided the Account Value is not transferred on a tax-free basis to another insurance carrier; or (ii) the Participant has held the Certificate for fifteen years or more.

          The CDSC also will be waived in all cases if the Participant is confined in a licensed Hospital or Long-Term Care Facility, as those terms are defined in the Long Term-Care Waiver Rider, for at least 90 days beginning on or after the first Certificate Anniversary. This Rider may not be available in all jurisdictions.

          The Company may reduce or eliminate the CDSC under the Contract and Certificates when certain sales of the Contract and Certificates result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC will be based on: (i) the size and type of the group to which sales are to be made; (ii) the anticipated total amount of Purchase Payments to be received; and/or (iii) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses. In no event will reduction or elimination of the CDSC be permitted where such reduction or elimination will be unfairly discriminatory to any purchaser.

          The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Participants, as permitted by applicable law.

     Maintenance and Administrative Charges

          On each Certificate Anniversary, the Company deducts an annual Certificate Maintenance Fee as partial compensation for expenses relating to the issue and maintenance of the Certificate, and the Separate Account. The annual Certificate Maintenance Fee is $25. The Company reserves the right to increase the Certificate Maintenance Fee and guarantees that the Certificate Maintenance Fee will not exceed $40. Any increase in the Certificate Maintenance Fee will apply only to deductions after the effective date of the change. If the Certificate is surrendered on any day other than on the Certificate Anniversary, the Certificate Maintenance Fee will be deducted in full at the time of such surrender. Before the Annuity Commencement Date and after the Annuity Commencement Date, if a Variable Annuity Benefit is elected, the Certificate Maintenance Fee will be deducted on a pro rata basis from each Sub-Account in which the Participant's Account is invested.

          The Certificate Maintenance Fee may be waived for sales of Contracts to a trustee, employer or similar entity representing a group where the

     Company determines that such sales result in savings of sales and/or administrative expenses.

          Currently, the Company imposes no Administration Charge to reimburse the Company for those administrative expenses attributable to the Certificate and the Separate Account which exceed the revenues received from the Certificate Maintenance Fee and any Transfer Fee. However, the Company reserves the right to impose an Administration Charge to be deducted at the end of each Valuation Period (both before and after the Annuity Commencement Date) from the Net Asset Value of each Sub-Account of the Separate Account at an effective annual rate guaranteed not to exceed 0.20%. There will be no Administration Charge imposed unless administrative expenses exceed revenues received from the Certificate Maintenance Fee and any Transfer Fee.

          The Company will provide 30 days written notice in advance of any change in fees. The Company has not imposed an Administration Charge and has set the Certificate Maintenance Fee at a level such that the Company will recover no more than the anticipated and estimated costs associated with administering the Certificate and Separate Account. The Company does not expect to make a profit from the actual administrative costs of a particular Certificate. The Company does not expect to make a profit from the Certificate Maintenance Fee.

     Mortality and Expense Risk Charge

          The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Certificate. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account.
     The approximate portion of this charge estimated to be attributable to mortality risks is 0.75%; the approximate portion of this charge attributable to expense risks is 0.50%. In connection with certain Contracts that allow the Company to reduce administrative expenses, the Company will issue an Enhanced Contract with a Mortality and Expense Risk Charge equal to an effective annual rate of 0.95%. This is equal to a daily charge of 0.002590%. The Company estimates that 0.20% is for administrative expenses and 0.75% is for mortality and expense risks. The Company's decision to offer an Enhanced Contract to a particular group will be based primarily on whether the Company is designated as a preferred variable annuity contract provider by the employer or by the trustee of the employee benefit plan. Where the Company is so designated, the Company anticipates that it will recognize administrative expense savings from various economies of scale and routine operations. This charge is imposed before the Annuity Commencement Date and after the Annuity Commencement Date if a Variable Annuity Benefit is selected. The Company guarantees that the applicable charge will never increase for a Contract. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit values for each Sub-Account.

          The mortality risks assumed by the Company arise from its contractual obligations to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Certificate) and to pay death benefits prior to the Annuity Commencement Date.

          The Company also bears substantial risk in connection with the Death Benefit before the Annuity Commencement Date, since in connection with the death of a Participant who dies prior to attaining age 75, the Company will pay a Death Benefit at least equal to the greatest of: (i) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans; (ii) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or (iii) the largest Death Benefit on any Certificate Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, less any partial surrenders after the Death Benefit was determined, and less any outstanding loans. In connection with the death of a Participant who dies after attaining age 75, the Company will pay a Death Benefit at least equal to the greatest of: (i) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans; (ii) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or
     (iii) the largest Death Benefit on any Certificate Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which the Participant attained age 75, less any applicable premium tax not previously deducted, less any partial surrenders after the Death Benefit was determined, and less any outstanding loans.

          The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Certificates and the Separate Account will exceed the amount recovered through the Certificate Maintenance Fees and Transfer Fees.

          If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

          The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts and Certificates thereunder. To the extent that the CDSC is insufficient to cover the actual cost of Contract and Certificate distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

     Premium Taxes

          Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Certificate, but no earlier than when the Company has a tax liability under state law.

     Transfer Fee

          The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Certificate Year. The Company will deduct the charge from the amount transferred.

     Fund Expenses

          The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "The Funds" page __.)

     Reduction or Elimination of Contract and Certificate Charges

          The CDSC and the administrative charges under the Contract and Certificates may be reduced or eliminated when certain sales of the Contract and Certificates result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC or the administrative charges will be based on the following: (1) the size and type of the group to which sales are to be made; (2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the CDSC or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.


                                  SETTLEMENT OPTIONS

     Annuity Commencement Date

          Unless otherwise specified, the Annuity Commencement Date will be the Participant's 70th birthday. The Annuity Commencement Date may be changed by the Participant or by the Contract Owner by Written Request at least 30 days prior to the then-current Annuity Commencement Date. The Annuity Commencement Date may be changed to any date not later than such date as may be required or permitted by law or by any applicable retirement plan.

     Election of Settlement Option

          If the Participant is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the Settlement Option elected.

          If no election has been made on the Annuity Commencement Date and if the Participant is living and has a spouse, the Company will begin payments based on the life of the Participant as primary payee and the spouse as secondary payee, in accordance with Settlement Option 3 (Joint and One Half Survivor Annuity) described below. If no election has been made on the Annuity Commencement Date and if the Participant is living and does not have a spouse, the Company will begin payments based on the life of the Participant in accordance with Settlement Option 1 (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.

     Annuity Benefit

          The Annuity Benefit may be calculated and paid: (1) as a Fixed Dollar Annuity Benefit; (2) as a Variable Dollar Annuity Benefit; or (3) as a combination of both.

          If a Fixed Dollar Annuity Benefit only is elected, the Company will transfer all of the Separate Account Value to the Fixed Account prior to the Annuity Commencement Date. Similarly, if a Variable Dollar Annuity Benefit only is elected, the Company will transfer all of the Fixed Account Value to the Sub-Accounts prior to the Annuity Commencement Date. The Company will allocate the amount transferred among the Sub-Accounts in accordance with a Written Request. No transfers between the Fixed Dollar Annuity Benefit and the Variable Dollar Annuity Benefit will be allowed after the Annuity Commencement Date. However, after the Variable Dollar Annuity Benefit has been paid for at least twelve months, the Participant may, no more than once each twelve months, transfer all or part of the Annuity Units upon which the Variable Dollar Annuity Benefit is based from the Sub-Account(s) held to Annuity Units in different Sub-Accounts.

          If a Variable Dollar Annuity Benefit is elected, the amount applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the Annuity Commencement Date. If a Fixed Dollar Annuity Benefit is elected, the amount applied under that benefit is the Fixed Account Value as of the Annuity Commencement Date.

     Fixed Dollar Annuity Benefit

          Fixed Dollar Annuity Benefits are determined by multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any premium taxes not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Annuity Benefit elected. The Fixed Dollar Annuity Benefit will remain level for the duration of the Annuity.

     Variable Dollar Annuity Benefit

          The first monthly Variable Dollar Annuity Benefit payment is equal to the Variable Account Value as of the end of the Valuation Period immediately preceding the Annuity Commencement Date (expressed in thousands of dollars and after deduction of any premium taxes not previously deducted) multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Annuity Benefit elected less the pro rata portion of the Certificate Maintenance Fee. The dollar amount of the first monthly Variable Dollar Annuity Benefit from each Sub-Account is determined in the same manner.

          The dollar amount of the second and subsequent monthly Variable Dollar Annuity Benefit payments is equal to the sum of the number of Annuity Units for each Sub-Account in which amounts are held by the Participant, multiplied by the value of an Annuity Unit ("Annuity Unit Value") for that Sub-Account as of the fifth Valuation Date preceding the due date of the payment. A pro rata portion of the Certificate Maintenance Fee is deducted from the total to arrive at the actual payment.

          The number of Annuity Units in each Sub-Account held by a Participant is determined by dividing the dollar amount of the first monthly Variable Dollar Annuity Benefit from each Sub-Account by the Annuity Unit Value for that Sub-Account as of the Participant's Annuity Commencement Date. The number of Annuity Units remains fixed during the Annuity Payment Period, except as a result of any transfers among Sub-Accounts after the Annuity Commencement Date.

          The Annuity Unit Value for each Sub-Account was originally established in the same manner as Accumulation Unit values. Thereafter, the Annuity Unit Value for a Sub-Account is determined by multiplying the Annuity Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Accumulation Unit Value," for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of three percent (3%) that is reflected in the Settlement Option Tables.

          The Annuitant receives an amount equal to the value of a fixed number of Annuity Units each month. Such value will reflect the investment performance of the Sub-Accounts selected and the amount of each annuity payment will vary accordingly.

     Transfers After the Annuity Commencement Date

          After the Annuity Commencement Date, no transfers between the Fixed Account and the Separate Account are permitted. However, after a Variable Dollar Annuity Benefit has been paid for at least twelve months, the Participant may, by Written Request to the Administrative Office, transfer

     Annuity Units between Sub-Accounts no more than once during a twelve month period.

     Annuity Transfer Formula

          Transfers after the Annuity Commencement Date are implemented according to the following formulas:


          (1) Determine the number of units to be transferred from the Sub-Account as follows:

                    = AT/AUV1

          (2) Determine the number of Variable Annuity Units remaining in such Sub-Account (after the transfer):

                    = UNIT1 - AT/AUV1

          (3) Determine the number of Variable Annuity Units in the transferee Sub-Account (after the transfer):

                    = UNIT2 + AT/AUV2

          (4) Subsequent Variable Dollar Annuity Benefit payments will reflect the changes in Variable Annuity Units in each Sub-Account as of the next Variable Dollar Annuity Benefit payment's due date.

     Where:

          (AUV1) is the value of a Variable Annuity Unit ("Variable Annuity Unit Value") of the Sub-Account that the transfer is being made from as of the end of the Valuation Period in which the transfer request was received.

          (AUV2) is the Variable Annuity Unit Value of the Sub-Account that the transfer is being made to as of the end of the Valuation Period in which the transfer request was received.

          (UNIT1) is the number of Variable Annuity Units in the Sub-Account that the transfer is being made from, before the transfer.

          (UNIT2) is the number of Variable Annuity Units in the Sub-Account that the transfer is being made to, before the transfer.

          (AT) is the dollar amount being transferred from the Sub-Account.

     Settlement Options

          Option 1: Life Annuity with Payments for at Least a Fixed  Period.
                    The Company will make a monthly payment for at least a fixed period. If the Annuitant lives longer than the fixed period, then the Company will make payments until the Annuitant's death. The fixed periods available are reflected in Annuity Table 1.

                    If, at the death of the Annuitant, payments have been made for less than the fixed period elected, the Company will continue to make payments: (i) to the contingent payee designated on the Settlement Option election form; and
                    (ii) during the remainder of the fixed period.

          Option 2: Life Annuity. The Company will make annuity payments until the Annuitant's death. Annuity Table 2 applies to this Option.

          Option 3: Joint and One-Half Survivor Annuity. The Company will provide a monthly payment to an Annuitant during his/her lifetime; thereafter, upon the death of the Annuitant and receipt by the Company of Due Proof of Death, one-half of the monthly payments will continue to a designated survivor, if living, and until his/her death. Annuity Table 3 applies to this Option.

          Option 4: Income for a Fixed Period. The Company will make payments for a fixed period. Payment intervals and amounts are shown in Annuity Table 4 and are based on a 3% guaranteed interest rate.

                    If, at the death of the Annuitant, payments have been made for less than the fixed period elected, the Company will continue to make payments: (i) to the contingent payee designated on the Settlement Option election form; and
                    (ii) during the remainder of the fixed period.

          Option 5: Any Other Form. The Company will make payments in the form of any other annuity which is acceptable to the Company.

     Minimum Amounts

          If the Participant's Account Value is less than $5,000 on the Annuity Commencement Date, the Company reserves the right to pay that amount in one lump sum. If monthly payments under a Settlement Option would be less than $100, the Company may make payments quarterly, semi-annually or annually at its discretion.

          All elected Settlement Options must comply with current applicable laws, regulations and rulings issued by any governmental agency. If at the time a Fixed Dollar Annuity Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and guaranteed for as long as that election remains in force.

          To the extent applicable, all factors, values, benefits and reserves will not be less than those required by the law of the state in which the Contract is delivered.

     Settlement Option Tables

          The Settlement Option Tables in Appendix A reflect the dollar amount of the monthly payments for each $1,000 applied.

          Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those
     shown and may be obtained from the Company.   Fixed periods shorter than
     five years are not available.


                                  GENERAL PROVISIONS

     Non-participating

          The Contract and the Certificates thereunder are non-participating. Neither the Contract nor the Certificates thereunder are eligible to share in the profits or surplus earnings of the Company's general account and will not receive dividends from the general account.

     Misstatement of Age

          If the age of the Participant has been misstated in the Certificate Application, Annuity Benefit payments under the Certificate will be whatever the Account Value on the Annuity Commencement Date would purchase on the basis of the correct age of the Participant. If the Company has made underpayments based on any misstatement, the Company shall promptly pay the amount of any underpayment, with interest, in one lump sum. Any overpayments made shall be charged, with interest, against the next Annuity Benefit payment or succeeding Annuity Benefit payments due under the Certificate. The interest rate used will not be less than 3% per year.

     Proof of Existence and Age

          The Company may require proof of age of the Annuitant and, if applicable, any joint payee, before any Annuity Benefit involving lifetime payments will be made.

     Facility of Payment

          If any person receiving payments under a Certificate is incapable of giving valid receipt of payment, the Company may make such payment to the person who has legally assumed responsibility for his or her care and principal support. Any such payment shall fully discharge the Company to the extent of that payment.

     Transfer and Assignment

          Neither any one Participant nor the Contract Owner may transfer, sell, assign, pledge, charge, encumber or in any way alienate his or her interest under a Certificate or the Contract, respectively. To the extent permitted by law, no benefits payable under the Contract or a Certificate will be subject to the claims of creditors.

     Annuity Data

          The Company will not be liable for obligations which depend on the Company receiving information from a Participant until such information is received by the Company in a satisfactory form.

     Annual Report

          At least once each Certificate Year prior to the Annuity Commencement Date, the Participant will be given a report of the current Account Value allocated to each Sub-Account, and each Fixed Account option. This report will also include any other information required by law or regulation, including all transactions which have occurred during the accounting period shown in the report.

     Incontestability

          Each Certificate shall not be contestable by the Company.

     Entire Contract

          The Company issues the Certificate in consideration and acceptance of the payment of the initial Purchase Payment and, where state law requires, the Participant Enrollment Form. In those states that require a written application, a copy of the Enrollment Form will be attached to and become part of the Certificate and along with the Certificate constitutes the entire Certificate. All statements made by the Participant will be considered representations and not warranties. The Company will not use any statement in defense of a claim unless it is made in the Participant Enrollment Form (or other application form) and a copy of the Participant Enrollment Form (or other application form) is attached to the Certificate when issued.

     Changes in the Contract

          Only the Company's President, Vice President and Secretary have the authority to bind the Company or to make any change in the Contract or the Certificates thereunder and then only in writing. The Company will not be bound by any promise or representation made by any other persons.

          The Company may not change or amend the Contract or Certificates thereunder, except as expressly provided therein, without the Participant's consent. However, the Company may change or amend the Contract or Certificates thereunder if such change or amendment is necessary for the Contract or Certificates thereunder to comply with any state or federal law, rule or regulation.

     Waiver of the Certificate Maintenance Fee

          The Company may waive the Certificate Maintenance Fee in certain situations where the Company expects to realize significant economies of scale with respect to sales of Contracts and Certificates. This is possible because sales costs do not increase in proportion to the Purchase Payments under the Contracts and Certificates sold; for example, the per dollar transaction cost for a sale of a Contract and Certificates with $500,000 of Purchase Payments is generally much higher than the per dollar cost for a sale of a Contract and Certificates with $1,000,000 of Purchase Payments. Thus, the applicable sales costs decline as a percentage of the Purchase Payments as the amount of Purchase Payments increases. In such a situation, the Company may be designated as a preferred variable annuity contract provider by the employer or trustee or the employee benefit plan.

     Notices and Directions

          The Company will not be bound by any authorization, election or notice which is not in writing and received at the Company's
     Administrative Office.

          Any written notice requirement by the Company to the Participant will be satisfied by the mailing of any such required written notice, by first-class mail, to the Participant's last known address as shown on the Company's records.


                                 FEDERAL TAX MATTERS

     Introduction

          The following discussion is a general description of federal tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

          The ultimate effect of federal income taxes on the amounts held under a Contract, on Annuity Payments, and on the economic benefit to the Participant or the Beneficiary may depend on the type of retirement plan, and on the tax status of the individual concerned. Certain requirements must be satisfied in purchasing a Contract for a qualified plan and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Participants under retirement plans and Beneficiaries are cautioned that the rights of any person to any benefits may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Participants are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Therefore, purchasers of Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment ("Qualified Contracts").

          The following discussion also is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

     Taxation of Annuities In General

          Section 72 of the Code governs taxation of annuities in general. The Company believes that the Participant who is a natural person generally is not taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (e.g., surrenders or annuity payments under the Settlement Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Account Value or any portion of an interest in the qualified plan generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

          The following discussion generally applies to a Certificate owned by a natural person under a group Contract.

     Surrenders

          In the case of a surrender under a Qualified Contract, including withdrawals under the Systematic Withdrawal Option, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. For a Contract issued in connection with qualified plans, the "investment in the contract" is often zero. Special tax rules may be available for certain distributions from a Qualified Contract.

     Annuity Payments

          Although the tax consequences may vary depending on the Annuity Payment and Settlement Option elected under the Contract, in general, only the portion of the Annuity Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity Payments is taxable. For Variable Dollar Annuity Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For Fixed Dollar Annuity Payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease as a result of a Participant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

     Penalty Tax

          In general, a 10% premature distribution penalty tax applies to distributions unless: (1) made on or after the date on which the Participant attains age 59 1/2; (2) made as a result of death or disability of the Participant; (3) received in substantially equal periodic payments as a life annuity or a joint and one-half survivor annuity for the lives or life expectancies of the Participant and a "designated beneficiary;" (4) made to the Participant after separation from service and attainment of age 55; (5) made under a qualified domestic relations order; or (6) to the extent they do not exceed the Participant's allowable deduction for medical care for that year. Other tax penalties may apply to certain distributions under a qualified plan.

     Taxation of Death Benefit Proceeds

          Amounts may be distributed from the Account because of the death of a Participant. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a Settlement Option, they are taxed in the same manner as Annuity Payments, as described above.

     Transfers, Assignments, or Exchanges of the Contract

          A transfer of ownership of a Contract, the designation of a Beneficiary who is not also the Participant, or the exchange of a Contract may result in certain tax consequences to the Participant that are not discussed herein.

     Texas Optional Retirement Program

          Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interests in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before all or part of the Account Value can be withdrawn.

     Qualified Pension and Profit Sharing Plans and H.R. 10 Plans

          Code section 401(a) permits employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

          Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract to their specific needs.

     Withholding

          Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions.

     Possible Changes in Taxation

          Although as of the date of this prospectus, Congress is not actively considering any legislation regarding the taxation of annuities issued in connection with a qualified plan, there is always the possibility that the tax treatment of such annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

     Other Tax Consequences

          As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

     General

          At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract. If the initial purchase payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the Initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax treatment of such Purchase Payment would be different from that of the Initial Purchase Payment.


                             DISTRIBUTION OF THE CONTRACT

          AAG Securities, Inc. ("AAG Securities") is the principal underwriter and distributor of the Contracts. AAG Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other Separate Accounts of the Company and any affiliates of the Company. AAG Securities is a wholly-owned subsidiary of American Annuity Group, Inc., a publicly-traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

     ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

          AAG Securities has entered into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

          Under the agreements, Contracts will be sold by registered representatives which will receive commissions from AAG Securities of up to 8% of any Purchase Payments. From time to time the Company may pay or permit other promotional incentives, in cash or credit or other compensation.


                                  LEGAL PROCEEDINGS

          There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.


                                    VOTING RIGHTS

          To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

          The person with the voting interest is the Participant. The number of votes which are available to a Participant will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying his or her percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Participant holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Annuity Payments are made and as the number of Accumulation Units for a Certificate decreases.

          The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

          Shares as to which no timely instructions are received and shares held by the Company as to which Participants have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Certificates participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro rata basis to reduce the votes eligible to be cast.

          Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund.

          It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.


                                AVAILABLE INFORMATION

          The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contract and Certificates thereunder offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company, the Contract and the Certificates. Statements contained in this Prospectus, as to the content of the Contract, the Certificates and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commissiony, located at 450 Fifth Street, N.W., Washington, D.C.

                         STATEMENT OF ADDITIONAL INFORMATION

          A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:
                                                                            Page
                                                                            ----

     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY . . . . . . . .     1
          General Information and History  . . . . . . . . . . . . . . . .     1
          State Regulation   . . . . . . . . . . . . . . . . . . . . . . .     1

     SERVICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1
          Safekeeping of Separate Account Assets   . . . . . . . . . . . .     1
          Records and Reports  . . . . . . . . . . . . . . . . . . . . . .     2
          Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

     DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . . . . . . . . .     2

     CALCULATION OF PERFORMANCE INFORMATION  . . . . . . . . . . . . . . .     2
          Money Market Sub-Account Yield Calculation   . . . . . . . . . .     2
          Other Sub-Account Yield Calculation  . . . . . . . . . . . . . .     3
          Standardized Total Return Calculation  . . . . . . . . . . . . .     4
          Hypothetical Performance Data  . . . . . . . . . . . . . . . . .     5
          Other Performance Data   . . . . . . . . . . . . . . . . . . . .     5

     FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .     7
          Taxation of the Company  . . . . . . . . . . . . . . . . . . . .     8
          Tax Status of the Contract   . . . . . . . . . . . . . . . . . .     8

     FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . .     9

     ----------------------------------------------------------------

          Copies of the Statement of Additional Information dated
     __________________, 1995 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: Annuity
     Investors(SERVICEMARK) Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.


          Name:     __________________________________________________

          Address:  __________________________________________________

          City:     __________________________________________________

          State:    __________________________________________________

          Zip Code: __________________________________________________

                                     APPENDIX A
                                     ----------

     Settlement Option Tables

          The Settlement Option Tables show the guaranteed dollar amount, based on unisex rates, of the monthly payments under various Settlement options for each $1,000 applied.

                                                       OPTION 1 TABLES -- LIFE ANNUITY
                                                  With Payments For At Least A Fixed Period

                                  60 Months            120 Months            180 Months            240 Months
               Age
               55                   $4.55                 $4.51                 $4.44                 $4.33
               56                   4.65                  4.61                  4.52                  4.39
               57                   4.76                  4.71                  4.61                  4.46
               58                   4.87                  4.81                  4.70                  4.53
               59                   4.99                  4.92                  4.79                  4.60
               60                   5.12                  5.04                  4.89                  4.67
               61                   5.25                  5.16                  4.99                  4.74
               62                   5.40                  5.29                  5.09                  4.81
               63                   5.55                  5.42                  5.19                  4.87
               64                   5.72                  5.56                  5.30                  4.94
               65                   5.89                  5.71                  5.40                  5.00
               66                   6.08                  5.86                  5.51                  5.06
               67                   6.27                  6.02                  5.62                  5.11
               68                   6.48                  6.19                  5.72                  5.17
               69                   6.71                  6.36                  5.83                  5.22
               70                   6.95                  6.54                  5.93                  5.26
               71                   7.20                  6.72                  6.03                  5.30
               72                   7.46                  6.90                  6.12                  5.34
               73                   7.75                  7.08                  6.21                  5.37
               74                   8.04                  7.27                  6.30                  5.40
















                                          55







                                                        OPTION 2 TABLE - LIFE ANNUITY

                     60 Months                  120 Months                  180 Months                  240 Months
          Age                         Age                         Age                        Age
           55          $4.65           60          $5.14          65           $5.95          70          $7.08
           56           4.67           61           5.28          66            6.14          71           7.36
           57           4.77           62           5.43          67            6.35          72           7.66
           58           4.89           63           5.59          68            6.58          73           7.98
           59           5.01           64           5.76          69            6.82          74           8.33

                                             OPTION 3 TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
                                   Monthly payments for each $1,000 of proceeds by ages of persons named.*


                                                          Secondary Age

      Primary
        Age       60       61       62        63       64       65       66       67        68       69       70
         60      $4.73     $4.75    $4.78    $4.80    $4.83    $4.85     $4.87    $4.89    $4.92    $4.93    $4.95
         61       4.81      4.84     4.87     4.90     4.92     4.95      4.97     5.00     5.02     5.04     5.06
         62       4.90      4.93     4.96     4.99     5.02     5.05      5.08     5.11     5.13     5.16     5.18
         63       4.99      5.03     5.06     5.09     5.13     5.16      5.19     5.22     5.25     5.28     5.30
         64       5.09      5.12     5.16     5.20     5.23     5.27      5.30     5.34     5.37     5.40     5.43
         65       5.18      5.22     5.26     5.31     5.35     5.38      5.42     5.46     5.49     5.53     5.56
         66       5.28      5.33     5.37     5.42     5.46     5.50      5.54     5.58     5.62     5.66     5.70
         67       5.38      5.43     5.48     5.53     5.58     5.62      5.67     5.72     5.76     5.80     5.84
         68       5.49      5.54     5.59     5.65     5.70     5.75      5.80     5.85     5.90     5.95     5.99
         69       5.60      5.65     5.71     5.77     5.82     5.88      5.93     5.99     6.04     6.10     6.15
         70       5.71      5.77     5.83     5.89     5.95     6.01      6.07     6.13     6.19     6.25     6.31



     * Payments after the death of the Primary Payee will be one-half of the amount shown.


                                                  OPTION 4 TABLE - INCOME FOR A FIXED PERIOD
                                         Payments for fixed number of years for each $1,000 applied.

       Terms
         of
       Paymen              Semi-                           Terms of             Semi-
         ts     Annual    Annual    Quarterly    Monthly   Payments   Annual    Annual   Quarterly    Monthly
       Years                                                 Years
         6      183.42      92.61       46.53      15.56              $109.76   $55.42      $27.84      $9.3111
         7      160.20      80.89       40.64      13.59      12       102.45    51.73       25.99       8.69
         8      142.82      72.11       36.23      12.12      13        96.29    48.62       24.43       8.17
         9      129.32      65.29       32.81      10.97      14        91.03    45.96       23.09       7.72
         10     118.55      59.86       30.07      10.06      15        86.48    43.66       21.94       7.34


       Terms of             Semi-
       Payments   Annual    Annual   Quarterly   Monthly
        Years
          16       $82.52   $41.66      $20.93      $7.00
          17        79.04    39.91       20.05       6.71
          18        75.96    38.35       19.27       6.44
          19        73.21    36.95       18.57       6.21
          20        70.75    35.72       17.95       6.00


     Rates for monthly payments for ages or fixed periods not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available.

                   Subject to Completion:  Dated [December 7], 1995


                  ANNUITY INVESTORS(SERVICEMARK) VARIABLE ACCOUNT A
                                          of
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
                         STATEMENT OF ADDITIONAL INFORMATION
                                       for the
                                  Commodore Nauticus
                      Group Flexible Premium Deferred Annuity
                                      Issued by
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
              P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771

            The Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Commodore Nauticus, a Group Flexible Premium Deferred Annuity Contract ("Contract") offered by Annuity Investors(SERVICEMARK) Life Insurance Company and the Certificates of Participation under the Contract ("Certificates"). A copy of the Prospectus dated [December 7], 1995, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors(SERVICEMARK) Life Insurance Company, Administrative Office,
     P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.


     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                                  [December 7], 1995


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  TABLE OF CONTENTS

                                                                            Page

     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY . . . . . . . .     1

     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY . . . . . . . .     1
            General Information and History  . . . . . . . . . . . . . . .     1
            State Regulation . . . . . . . . . . . . . . . . . . . . . . .     1

     SERVICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1
            Safekeeping of Separate Account Assets . . . . . . . . . . . .     1
            Records and Reports  . . . . . . . . . . . . . . . . . . . . .     2
            Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

     DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . . . . . . . . .     2

     CALCULATION OF PERFORMANCE INFORMATION  . . . . . . . . . . . . . . .     2
            Money Market Sub-Account Yield Calculation . . . . . . . . . .     2
            Other Sub-Account Yield Calculation  . . . . . . . . . . . . .     3
            Standardized Total Return Calculation  . . . . . . . . . . . .     4
            Hypothetical Performance Data  . . . . . . . . . . . . . . . .     5
            Other Performance Data . . . . . . . . . . . . . . . . . . . .     5

     FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .     7
            Taxation of the Company  . . . . . . . . . . . . . . . . . . .     8
            Tax Status of the Contract . . . . . . . . . . . . . . . . . .     8

     FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . .   9

     The following information supplements the information in the Prospectus about the Contract and Certificates. Terms used in this Statement of Additional Information have the same meaning as in the Prospectus.


                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY

     General Information and History

            Annuity Investors(SERVICEMARK) Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.

            The Company was acquired in November, 1994, by American Annuity Group, Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American Insurance Company ("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly-owned subsidiary of Great American Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly-owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly-owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses that include food products and television and radio operations.

     State Regulation

            The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contract will be modified accordingly.


                                       SERVICES

     Safekeeping of Separate Account Assets

            Title to assets of the Separate Account is held by the Company.
     The Separate Account assets are kept separate and apart from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

            Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.

     Records and Reports

            All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Participant semi-annually at the Participant's last known address of record.

     Experts

            The statutory-basis financial statements of the Company included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein. Such statutory-basis financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            DISTRIBUTION OF THE CONTRACTS

            The offering of the Contracts is expected to be continuous, and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.


                        CALCULATION OF PERFORMANCE INFORMATION

     Money Market Sub-Account Yield Calculation

            In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.

            The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

                  EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)(365/7)] - 1

            The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") (OF UP TO 7% OF PURCHASE PAYMENTS) THAT MAY BE APPLICABLE ON SURRENDER.

     Other Sub-Account Yield Calculation

            The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                  YIELD = 2[(a-b + 1)(6) - 1]
                            ---
                             cd

     Where:

            a = net investment income earned during the period by the Portfolio attributable to the shares owned by the Sub-Account.

            b = expenses for the Sub-Account accrued for the period (net of reimbursements).

            c = the average daily number of Accumulation Units outstanding during the period.

            d = the maximum offering price per Accumulation Unit on the last day of the period.

            Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all

     Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable to a particular Contract. CDSCs range from 7% to 0% of the Purchase Payments withdrawn depending on the elapsed time since the receipt of such Purchase Payments.

            Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

     Standardized Total Return Calculation

            The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

            P(1 + T)(n) = ERV

     Where:

            P =   a hypothetical initial payment of $1,000.

            T =   average annual total return.

            n =   number of years.

            ERV = "ending redeemable value" of a hypothetical $1,000 payment made at the beginning of the one, five or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

            All recurring fees that are charged to all Contracts are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period.

     Hypothetical Performance Data

            The Company may also disclose "hypothetical" performance data for a Sub-Account, for periods before the Sub-Account commenced operations.
     Such performance information for the Sub-Account will be calculated based on the performance of the corresponding Fund and the assumption that the Sub-Account was in existence for the same periods as those indicated for the Fund, with a level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.

            This type of hypothetical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (i.e., with no deduction for a CDSC) or assuming that the Contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable CDSC).

     Other Performance Data

            The Company may from time to time disclose non-standardized total return in conjunction with the standardized performance data described above. Non-standardized data may reflect no CDSC or present performance data for a period other than that required by the standardized format.

            The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%.

            CTR = (ERV/P) - 1

     Where:

            CTR = the cumulative total return net of Sub-Account recurring charges for the period.

            ERV = ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five or ten-year period at the end of the one, five or ten-year period (or fractional portion thereof).

            P =   a hypothetical initial payment of $1,000.

            All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

            The Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than Cds. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the Fixed Account or a Sub-Account, are FDIC-insured.

            Advertising materials for the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contract and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contract. A description of the tax advantages associated with the Contract, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

            The Company or AAG Securities may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

            Ibbotson Associates of Chicago, Illinois ("Ibbotson") provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

            Advertising materials for the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

            In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds.
     Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.


                                 FEDERAL TAX MATTERS

            The Contract and Certificates thereunder are designed for use by individuals in retirement plans which qualify for special tax treatment under Sections 401, 403, or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal taxes on the Account Value, on Annuity Benefits, and on the economic benefit to the Participant or the Beneficiary may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service.
     No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     Taxation of the Company

            The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

            Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

     Tax Status of the Contract

            In certain circumstances, participants under group variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts.
     In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.

            The ownership rights under the Contract are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Participant has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in a Participant's being treated as the owner of a pro rata portion(s) of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Participant from being considered the owner of a pro rata share of the assets of the Separate Account.


                                FINANCIAL STATEMENTS

            The Company's interim unaudited financial statements as of June 30, 1995 and audited financial statements as of December 31, 1993 and December 31, 1994 are included herein.

            The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                        Annuity Investors Life Insurance Company

                                                     ===========================

     LIFE AND ACCIDENT AND HEALTH COMPANIES -- ASSOCIATION EDITION
                                 QUARTERLY STATEMENT
                                 AS OF JUNE 30, 1995
                         OF THE CONDITION AND AFFAIRS OF THE
                     Annuity Investors Life Insurance Company




       NAIC Group Code      0084                 NAIC Company Code     93661           Employer's ID Number    31-1021738
                          --------                                  ---------                                ---------------

             Organized under the Laws of the State of ____Ohio____,
              using ___________________ as the Port of Entry, made to the

                         INSURANCE DEPARTMENT OF THE STATE OF OHIO
                               PURSUANT TO THE LAWS THEREOF

       Incorporated _______November 13, 1981_______              Commenced Business ________December 21, 1981_________

       Statutory Home Office ________250 East Fifth Street____________,  ____________Cincinnati, Ohio 45202____________
                                      (Street and Number)                   (City or Town, State and Zip Code)

       Main Administrative Office_______________________________250 East Fifth Street__________________________________
                                                                (Street and Number)

       __________________Cincinnati, Ohio 45202______________    _____________________513-333-5300____________________
                  (City or Town, State and Zip Code)                           (Area Code)(Telephone No.)

       Mail Address________________P.O. Box 120_______________,  __________Cincinnati, Ohio 45201____________________
                   (Street and Number or P.O. Box)                     (City or Town, State and Zip Code)

       Primary Location of Books and Records________________________________250 East Fifth Street______________________
                                                                            (Street and Number)

       __________________Cincinnati, Ohio 45202______________,   _____________________513-333-5300____________________
                        (City or Town, State and Zip Code)                                (Area Code)(Telephone No.)

       Quarterly Statement Contact_______________Lynn E. Laswell______________________513-333-6281_____________________
                                                    (Name)                    (Area Code)(Telephone No.)(Extension)

                                                               OFFICERS

       President ____Robert Allen Adams____                         Secretary          _________Mark Francis Muething_________


                                        - 9 -






       Treasurer____Robert Eugene Allen____                         Actuary            ________Michael Joseph O'Connor________

                                                           VICE PRESIDENTS

       _______Robert Eugene Allen__________      _____Arthur Ronald Greene III_____    ________Betty Marie Kasprowicz________

       _______Thomas Kevin Liguzinski______      _____James Michael Mortensen______    ________Mark Francis Muething_________

       _______Michael Joseph O'Connor______      __________________________________    ______________________________________

                                                        DIRECTORS OR TRUSTEES

       _______Robert Allen Adams___________      _____Stephen Craig Lindner________    ________William Jack Maney II_________

       _______James Michael Mortensen______      _____Mark Francis Muething________    ________Jeffrey Scott Tate____________

       State of __________Ohio___________

                                                 SS
       County of ________Hamilton________



             MICHAEL JOSEPH O'CONNOR, Actuary, BETTY MARIE KASPROWICZ, Secretary, ROBERT EUGENE ALLEN, Treasurer of the
       Annuity Investors Life Insurance Company being duly sworn, each deposes and says that they are the above described officers of the said insurer, and that on the THIRTIETH day of JUNE, 1995, all of the herein described assets were the absolute property of the said insurer, free and clear from any liens or claims thereon, except as herein stated, and that this statement is a full and true statement of all the assets and liabilities and of the condition and affairs of the said insurer as of the THIRTIETH day of JUNE, 1995, and of its income and deductions therefrom for the SIX months ended on that date, and have been completed in accordance with the NAIC annual statement instructions and accounting practices and procedures manuals except to the extent that:  (1) state law may differ; or (2) that state rules or regulations require differences in reporting not related to accounting practices and procedures, according to the best of their information, knowledge and belief, respectively.



       ____________________________________      __________________________________    ______________________________________
              Actuary                                         Secretary                             Treasurer

                                                                                       ______________________________________
                                                                                                    Actuary

       Subscribed and sworn to before me this
       ______ day of ________________, 1995
       ______________________________________



                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY
                                      INVESTORS LIFE INSURANCE COMPANY

                                                   ASSETS

                                                                                                   4                 5
                                                                      2            3         Net Admitted      Previous Year
                                                        1         Non-Ledger   Assets Not       Assets             Ending
                                                  Ledger Assets     Assets      Admitted     (Cols. 1+2-3)   December 31, 1994


      1.    Bonds                                      8,233,356                                  8,233,356           8,291,079

      2.    Stocks:

            2.1    Preferred stocks                                                                       0

            2.2    Common stocks                                                                          0

      3.    Mortgage loans on real estate:


            3.1    First liens                                                                            0

            3.2    Other than first liens                                                                 0

      4.    Real estate:

            4.1    Properties occupied by the
                   company (less ________$0
                   encumbrances)                                                                          0

            4.2    Properties acquired in
                   satisfaction of debt  (less
                   __________$0 encumbrances)                                                             0

            4.3    Investment real estate (less
                   ______$0 encumbrances)                                                                 0

      5.    Policy loans                                                                                  0

      6.    Premium notes, including ________$0
            for first year premiums                                                                       0

      7.    Collateral loans                                                                              0

      8.1   Cash on hand and on deposit:


                                        - 11 -






                                                                                                   4                 5
                                                                      2            3         Net Admitted      Previous Year
                                                        1         Non-Ledger   Assets Not       Assets             Ending
                                                  Ledger Assets     Assets      Admitted     (Cols. 1+2-3)   December 31, 1994

            a.     Cash in company's office                                                               0

            b.     Cash on deposit                       104,865                                    104,865              79,862

      8.2   Short-term investments                       599,617                                    599,617             425,660

      9.    Other invested assets                                                                         0

      10.   Aggregate write-ins for invested                   0           0            0                 0                   0
            assets                                     ---------   ---------    ---------         ---------           ---------

      10A   Subtotals, cash and invested assets
            (lines 1 to 10)                            8,937,838           0            0  (a)    8,937,838           8,796,601


      11.   Reinsurance ceded:

            11.1   Amounts recoverable from
                   reinsurers                                                                             0

            11.2   Commissions and expense
                   allowances due                                                                         0

            11.3   Experience rating and other
                   refunds due                                                                            0

      12.   Electronic data processing
            equipment                                                                                     0

      13.   Federal income tax recoverable                            11,219                         11,219              23,181

      14.   Life insurance premiums and annuity
            considerations deferred and
            uncollected on in force at the end
            of the period (less premiums on
            reinsurance ceded and less
            _________$0 loading)                                                                          0

      15.   Accident and health premiums due
            and unpaid                                                                                    0

      16.   Investment income due and accrued                        151,281                        151,281             150,193

      17.   Net adjustment in assets and
            liabilities due to foreign exchange
            rates                                                                                         0


                                        - 12 -






                                                                                                   4                 5
                                                                      2            3         Net Admitted      Previous Year
                                                        1         Non-Ledger   Assets Not       Assets             Ending
                                                  Ledger Assets     Assets      Admitted     (Cols. 1+2-3)   December 31, 1994

      18.   Receivable from parent,
            subsidiaries and affiliates                   17,700                                     17,700

      19.   Amounts receivable relating to
            uninsured accident and health plans                                                           0

      20.   Other assets:

            20.1   Agents' balances (gross debit
                   _________$0 less _________$0
                   for doubtful ______ accounts
                   less ______$0 credit
                   balances)                                                                      XXX               XXX

            20.2   Bills receivable                                                               XXX               XXX

            20.3   Furniture and equipment                                                        XXX               XXX


            20.4   Cash advanced to or in hands
                   of officers or agents                                                          XXX               XXX

            20.5   Loans on personal security,
                   endorsed or not                                                                XXX               XXX

      21.   Aggregate write-ins for other than                 0           0            0                 0                   0
            invested assets                            ---------   ---------    ---------         ---------           ---------

      22.   Total assets excluding Separate
            Accounts Business (Lines 10A to 21)        8,955,538     162,500            0         9,118,038           8,969,975

      23.   From Separate Accounts Statement

      24.   Total (Lines 22 and 23)                                                               9,118,038           8,969,975

      DETAILS OF WRITE-INS

      1001.                                                                                               0

      1002.                                                                                               0

      1003.                                                                                               0

      1098. Summary of remaining write-ins for
            Line 10 from overflow page                         0           0            0                 0                   0



                                        - 13 -






                                                                                                   4                 5
                                                                      2            3         Net Admitted      Previous Year
                                                        1         Non-Ledger   Assets Not       Assets             Ending
                                                  Ledger Assets     Assets      Admitted     (Cols. 1+2-3)   December 31, 1994

      1099. Totals (Lines 1001 thru 1003 plus
            1098) (Line 10 above)                              0           0            0                 0                   0

      2101.                                                                                               0

      2102.                                                                                               0

      2103.                                                    0           0            0                 0                   0

      2198. Summary of remaining write-ins for
            Line 21 from overflow page                         0           0            0                 0                   0

      2199. Totals (Lines 2101 thru 2103 plus
            2198) (Line 21 above)                              0           0            0                 0                   0




            (a) Includes ______________ $0 investments in parent, subsidiaries, and affiliates.

                         LIABILITIES, SURPLUS AND OTHER FUNDS


                                                                                                  1                2
                                                                                           Current Period    Previous Year
                                                                                                                Ending
                                                                                                           December 31, 1994
     1.   Aggregate reserve for life policies and contracts ______$0__ less _______$0 __         2,745,853         2,684,376
          included in Line 7.3
     2.   Aggregate reserve for accident and health policies
     3.   Supplementary contracts without life contingencies
     4.   Policy and contract claims:
          4.1   Life
          4.2   Accident and health
     5.   Policyholders' dividend and coupon accumulations
     6.   Policyholders' dividends _____$0__ and coupons _____$0__ due and unpaid
     7.   Provision for policyholders' dividends and coupons payable in following calendar year - estimated amounts:
          7.1   Dividends apportioned for payment to ______________, 19__
          7.2   Dividends not yet apportioned
          7.3   Coupons and similar benefits
     8.   Amount provisionally held for deferred dividend policies not included in Line 7
     9.   Premiums and annuity considerations received in advance less _____$0__
          discount; including _____$0__ accident and health premiums
     10.  Liability for premium and other deposit funds:
          10.1  Policyholder premiums, including _____$0__ deferred annuity liability
          10.2  Guaranteed interest contracts, including _____$0__  deferred annuity liability
          10.3  Other contract deposit funds, including _____$0__ deferred annuity liability
     11.  Policy and contract liabilities not included elsewhere:
          11.1  Surrender values on canceled policies
          11.2  Provision for experience rating refunds, including _____$0__ accident and health experience rating re funds
          11.3  Other amounts payable on reinsurance assumed
          11.4  Interest maintenance reserve
     12.  Commissions to agents due or accrued-life and annuity _____$0__ accident and health _____$0__
     12A. Commissions and expense allowances payable on reinsurance assumed
     13.  General expenses due or accrued                                                                              3,445
     13A. Transfers to Separate Accounts due or accrued (net)
     14.  Taxes, licenses and fees due or accrued, excluding federal income taxes
     14A. Federal income taxes due or accrued, including _____$0__ on capital gains
          (excluding deferred taxes)


                                        - 15 -






                                                                                                  1                2
                                                                                           Current Period    Previous Year
                                                                                                                Ending
                                                                                                           December 31, 1994
     15.  "Cost of collection" on premiums and annuity considerations deferred and uncollected in excess of total loading thereon
     16.  Unearned investment income
     17.  Amounts withheld or retained by company as agent or trustee
     18.  Amounts held for agents' account, including _____$0__ agents' credit balances
     19.  Remittance and items not allocated
     20.  Net adjustment in assets and liabilities due to foreign exchange rates
     21.  Liability for benefits for employees and agents if not included above
     22.  Borrowed money _____$0__ and interest thereon _____$0__
     23.  Dividends to stockholders declared and unpaid
     24.  Miscellaneous liabilities:
          24.1  Asset valuation reserve
          24.2  Reinsurance in unauthorized companies
          24.3  Funds held under reinsurance treaties with unauthorized reinsurers
          24.4  Payable to parent, subsidiaries and affiliates                                      53,427            11,264

          24.5  Drafts outstanding
          24.6  Liability for amounts held under uninsured accident and health plans
     25.  Aggregate write-ins for liabilities                                                            0                 0
                                                                                                   _______            ______
     26.  Total Liabilities excluding Separate Accounts business (Lines 1 to 25)                 2,799,280         2,699,085
     27.  From Separate Accounts Statement
     28.  Total Liabilities (Lines 26 and 27)                                                    2,799,280         2,699,085
     29.  Common capital stock                                                                   2,000,000         2,000,000
     30.  Preferred capital stock
     31.  Aggregate write-ins for other than special surplus funds                                       0                 0
     32.  Surplus Notes
     33.  Gross paid in and contributed surplus                                                  3,350,000         3,350,000
     34.  Aggregate write-ins for special surplus funds                                                  0                 0
     35.  Unassigned funds (surplus)                                                               968,758           920,890
     36.  Less treasury stock, at cost:
          (1) _____0_  shares common (value included in Line 29 _____$0)
          (2) _____0_  shares preferred (value included in Line 30 _____$0)
     37.  Surplus (total Lines 31 + 32 + 33 + 34 + 35 - 36)                                      4,318,758         4,270,890
     38.  Total of Lines 29, 30 and 37                                                           6,318,758         6,270,890
     39.  Totals of Lines 28 and 38                                                              9,118,038         8,969,975

     DETAILS OF WRITE-INS
     2501.
     2502.
     2503.

     2598. Summary of remaining write-ins for Line 25 from overflow page                                 0                 0


                                        - 16 -






                                                                                                  1                2
                                                                                           Current Period    Previous Year
                                                                                                                Ending
                                                                                                           December 31, 1994
     2599. Totals (Lines 2501 thru 2503 plus 2598)  (Line 25 above)                                      0                 0
     3101.
     3102.
     3103.
     3198. Summary of remaining write-ins for Line 31 from overflow page                                 0                 0
     3199. Totals (Lines 3101 thru 3103 plus 3198) (Line 31 above)                                       0                 0
     3401.
     3402.
     3403.
     3498. Summary of remaining write-ins for Line 34 from overflow page                                 0                 0
     3499. Totals (Lines 3401 thru 3403 plus 3498) (Line 34 above)                                       0                 0



                                                     SUMMARY OF OPERATIONS
                                        (Excluding Unrealized Capital Gains and Losses)

       _______________________________________________________________________________________________________________

                                                                                                                3
                                                                                                          Previous Year
                                                                        1                   2                Ending
                                                                   Current Year       Previous Year       December 31,
                                                                     to Date             to Date              1994


       1.   Premiums and annuity considerations                            30,140             155,441             219,308

       1A.  Deposit -- type funds

       2. Consideration for supplementary contracts with life contingencies

       3. Consideration for supplementary contracts without life contingencies and dividend accumulations

       3A.  Coupons left to accumulate at interest

       4.   Net investment income (includes _____$0_ equity               235,921             218,130             432,932
            in undistributed income or loss of subsidiaries)

       4A.  Amortization of interest maintenance reserve
            (IMR)

       5. Commissions and expense allowances on reinsurance ceded

       5A.  Reserve adjustments on reinsurance ceded

       6.   Aggregate write-ins for miscellaneous income                        0                   0                   0

       7.   Totals (Lines 1 to 6)                                         266,061             373,571             652,240

       8.   Death benefits

       9. Matured endowments (excluding guaranteed annual pure endowments)

       10.  Annuity benefits



                                        - 18 -






                                                     SUMMARY OF OPERATIONS
                                        (Excluding Unrealized Capital Gains and Losses)

       _______________________________________________________________________________________________________________

                                                                                                                3
                                                                                                          Previous Year
                                                                        1                   2                Ending
                                                                   Current Year       Previous Year       December 31,
                                                                     to Date             to Date              1994

       11. Disability benefits and benefits under accident and health policies

       11A. Coupons, guaranteed annual pure endowments and similar benefits

       12.  Surrender benefits and other fund withdrawals                  61,037             180,364             280,517

       13.  Group conversions

       14.  Interest on policy or contract funds

       15. Payments on supplementary contracts with life contingencies

       16. Payments on supplementary contracts without life contingencies and of dividend accumulations

       16A. Accumulated coupon payments

       17.  Increase in aggregate reserves for life and                    61,477              44,662              61,627
            accident and health policies and contracts

       17A. Increase in liability for premium and other deposit funds

       18. Increase in reserve for supplementary contracts without life contingencies and for dividend and coupon accumulations

       19.  Totals (Lines 8 to 18)                                        122,514             225,026             342,144

       20.  Commissions on premiums and annuity
            considerations (direct business only)

       21.  Commissions and expense allowances on reinsurance              24,042              23,282              47,023
            assumed

       22.  General insurance expenses                                     14,954              13,222              25,630



                                        - 19 -






                                                     SUMMARY OF OPERATIONS
                                        (Excluding Unrealized Capital Gains and Losses)

       _______________________________________________________________________________________________________________

                                                                                                                3
                                                                                                          Previous Year
                                                                        1                   2                Ending
                                                                   Current Year       Previous Year       December 31,
                                                                     to Date             to Date              1994

       23.  Insurance taxes, licenses and fees, excluding                  30,908              32,146              38,951
            federal income taxes

       24. Increase in loading on and cost of collection in excess of loading on deferred and uncollected premiums

       24A. Net transfers to or (from) Separate Accounts

       25.  Aggregate write-ins for deductions                                  0                   0                   0
                                                                         --------            --------            --------

       26.  Totals (Lines 19 to 25)                                       192,418             293,676             453,748

       27.  Net gain from operations before dividends to                   73,643              79,895             198,492
            policyholders and before federal income taxes
            (Line 7 minus Line 26)

       28.  Dividends to policyholders                                   ________            ________            ________

       29.  Net gain from operations after dividends to                    73,643              79,895             198,492
            policyholders and before federal income taxes
            (Line 27 minus Line 28)

       30.  Federal income taxes incurred (excluding tax on                25,775              28,000              69,000
            capital gains)                                               ________            ________            ________

       31.  Net gain from operations after dividends to                    47,868              51,895             129,492
            policyholders and federal income taxes and before
            realized capital gains or (losses) (Line 29 minus
            Line 30)

       32. Net realized capital gains or (losses) less capital gains tax of _____$0_ (excluding _____$0_ transferred to IMR)

       33.  Net income (Line 31 plus Line 32)                              47,868              51,895             129,492





                                        - 20 -






                                                     SUMMARY OF OPERATIONS
                                        (Excluding Unrealized Capital Gains and Losses)

       _______________________________________________________________________________________________________________

                                                                                                                3
                                                                                                          Previous Year
                                                                        1                   2                Ending
                                                                   Current Year       Previous Year       December 31,
                                                                     to Date             to Date              1994

                                                  CAPITAL AND SURPLUS ACCOUNT

       34.  Capital and surplus, December 31, previous year             6,270,890           6,141,398           6,141,398

       35.  Net income (Line 33)                                           47,868              51,895             129,492

       36. Change in net unrealized capital gains or (losses)

       37.  Change in non-admitted assets and related items

       38.  Change in liability for reinsurance in
            unauthorized companies

       39. Change in reserve on account of change in valuation basis, (increase) or decrease

       40.  Change in asset valuation reserve

       41.  Change in treasury stock

       42.  Change in surplus in Separate Accounts Statement

       43.  Capital changes:
            a.   Paid in
            b.   Transferred from surplus (Stock Dividend)
            c.   Transferred to surplus

       44.  Surplus adjustments:
            a.   Paid in
            b.   Transferred to capital (Stock Dividend)
            c.   Transferred from capital

       45.  Dividends to stockholders

       46.  Aggregate write-ins for gains and losses in                         0                   0                   0
            surplus                                                      --------           ---------            --------

       47.  Net change in capital and surplus for the year                 47,868              51,895             129,492
            (Lines 35 through 46)                                        --------           ---------           ---------


                                        - 21 -






                                                     SUMMARY OF OPERATIONS
                                        (Excluding Unrealized Capital Gains and Losses)

       _______________________________________________________________________________________________________________

                                                                                                                3
                                                                                                          Previous Year
                                                                        1                   2                Ending
                                                                   Current Year       Previous Year       December 31,
                                                                     to Date             to Date              1994

       48.  Capital and surplus, as of statement date (Lines            6,318,758           6,193,293           6,270,890
            34 + 47)

       DETAILS OF WRITE-INS
       0601.

       0602.

       0603.

       0698.     Summary of remaining write-ins for Line 6                      0                   0                   0
                 from overflow page

       0699.     Totals (Lines 0601 thru 0603 plus 0698)                        0                   0                   0
                 (Line 6 above)

       2501.

       2502.

       2503.

       2598.     Summary of remaining write-ins for Line 25                     0                   0                   0
                 from overflow page

       2599.     Totals (Lines 2501 thru 2503 plus 2598)                        0                   0                   0
                 (Line 25 above)

       4601.

       4602.

       4603.

       4698.     Summary of remaining write-ins for Line 46                     0                   0                   0
                 from overflow page

       4699.     Totals (Lines 4601 thru 4603 plus 4698)                        0                   0                   0
                 (Line 46 above)

                                                  SUMMARY OF OPERATIONS
                                     (Excluding Unrealized Capital Gains and Losses

                                                        CASH FLOW

       _________________________________________________________________________________________________________

                                                                                   1                   2
                                                                              Current Year    Previous Year Ending
                                                                                to Date        December 31, 1994


       1.   Premiums and annuity considerations                                      14,769                219,308

       2.   Deposit-type funds

       3.   Other premiums, considerations and deposits

       4. Allowances and reserve adjustments received on reinsurance ceded

       5.   Investment income received (excluding realized gains/losses             261,693                398,729
            and net of investment expenses)

       6.   Other income received

                                                                                   --------               --------

       7.   Total (Lines 1 to 6)                                                    276,462                618,037

       8.   Life and accident and health claims paid

       9.   Surrender benefits and other fund withdrawals paid                       42,329                280,517

       10.  Other benefits to policyholders paid

                                                                                   --------               --------

       11.  Total (Lines 8 to 10)                                                    42,329                280,517

       12.  Commissions, other expenses and taxes paid (excluding FIT)               79,881                111,604

       13.  Net transfers to or (from) Separate Accounts (operational lines only)
                                                                                  ---------              ---------

       14.  Total (Lines 12 to 13)                                                   79,881                111,604



                                        - 23 -






                                                  SUMMARY OF OPERATIONS
                                     (Excluding Unrealized Capital Gains and Losses

                                                        CASH FLOW

       15.  Dividends to policyholders paid

       16.  Federal income taxes paid (excluding tax as capital gains)                                      76,483

       17.  Net increase or (decrease) in policy loans and premium rates

       18.  Other operating expenses paid

                                                                                  ---------              ---------

       19.  Total (Lines 15 to 18)                                                        0                 76,483

                                                                                  ---------              ---------

       20.  Net cash from operations (Line 7 minus Line 11 minus Line 14            154,252                149,433
            minus Line 19)

                                                                                  ---------              ---------

       21.  Proceeds from investments sold, matured or repaid:

            21.1 Bonds                                                            1,160,000

            21.2 Stocks

            21.3 Mortgage loans

            21.4 Real estate

            21.5 Collateral loans

            21.6 Other invested assets

            21.7 Net gains or (losses) on cash and short-term investments

            21.8 Miscellaneous proceeds

                                                                                  ---------              ---------

            21.9 Total investment proceeds (Lines 21.1 to 21.8)                   1,160,000                      0

       22.  Tax on capital gains

                                                                                  ---------              ---------

       23.  Total (Line 21.9 minus Line 22)                                       1,160,000                      0



                                        - 24 -






                                                  SUMMARY OF OPERATIONS
                                     (Excluding Unrealized Capital Gains and Losses

                                                        CASH FLOW

       24.  Other cash provided:

            24.1 Capital and surplus paid in

            24.2 Borrowed money _______ $0 less amounts repaid _____ $0

            24.3 Other sources                                                        1,927

                                                                                  ---------              ---------

            24.4 Total other cash provided (Lines 24.1 to 24.3)                       1,927                      0

                                                                                  ---------              ---------

       25.  Total (Line 20 plus Line 23 plus Line 24.4)                           1,316,179                149,433

                                                                                  ---------              ---------

       26.  Cost of investments acquired (long-term only):

            26.1 Bonds                                                            1,117,219              2,637,891

            26.2 Stocks

            26.3 Mortgage loans

            26.4 Real estate

            26.5 Collateral loans

            26.6 Other invested assets

            26.7 Miscellaneous applications

                                                                                  ---------              ---------

            26.8 Total investments acquired (Lines 26.1 to 26.7)                  1,117,219              2,637,891

       27.  Other cash applied:

            27.1 Dividends to stockholders paid

            27.2 Other applications (net)                                                                   29,837

                                                                                  ---------              ---------

            27.3 Total other cash applied (Lines 27.1 and 27.2)                           0                 29,837

                                        - 25 -






                                                  SUMMARY OF OPERATIONS
                                     (Excluding Unrealized Capital Gains and Losses

                                                        CASH FLOW

                                                                                  ---------              ---------

       28.  Total (Lines 26.8 and 27.3)                                           1,117,219              2,667,728

                                                                                  ---------              ---------

       29.  Net change in cash and short-term investments (Line 25 minus            198,960            (2,518,295)
            Line 28)



                                 RECONCILIATION                                   ---------              ---------

       30.  Cash and short-term investments:

            30.1 Beginning of year                                                  505,522              3,023,817

            30.2 End of period (Line 29 plus Line 30.1)                             704,482                505,522

     [/R]



                                                   SUMMARY OF OPERATIONS
                                       (Excluding Unrealized Capital Gains and Losses

                                              RECONCILIATION OF LEDGER ASSETS

       ____________________________________________________________________________________________________________


                                                                                   1                     2
                                                                               Current         Previous Year Ending
                                                                                Period           December 31, 1994

                           INCREASES IN LEDGER ASSETS

       1.   Premiums on life policies and annuity considerations                    14,769                    219,308

       1A.  Deposit-type funds

       2. Accident and health cash premiums, including _______ $0 policy, membership and other fees

       3. Considerations for supplementary contracts with life contingencies

       4. Considerations for supplementary contracts without life contingencies, including ________ $0 disability

       5.   Dividends left with the company to accumulate at interest

       5A.  Coupons left with the company to accumulate at interest

       6.   Gross investment income                                                248,686                    387,715

       7.   Increase in capital and paid in or contributed surplus

       8.   Borrowed money gross _______ $0 less amount repaid
            __________ $0

       9.   Commissions and expense allowances on reinsurance ceded

       9A.  Reserve adjustments on reinsurance ceded

       10.  From sale or maturity of ledger assets                               2,571,815

       11.  By adjustment in book value of ledger assets                                 0                          0


                                        - 27 -







                                                   SUMMARY OF OPERATIONS
                                       (Excluding Unrealized Capital Gains and Losses

                                              RECONCILIATION OF LEDGER ASSETS

       12.  Aggregate write-ins for increases in ledger assets                      19,627                          0

                                                                                ----------                 ----------

       13.  Total increases in Ledger Assets (Lines 1 thru 12)                   2,854,897                    607,023
                                                                                ----------                 ----------


                           DECREASES IN LEDGER ASSETS

       14.  Policy and contract claims:

            14.1 Life

            14.2 Accident and health

       15. For annuities with life contingencies, excluding payments on supplementary contracts (including cash refund payments)

       16. Premium notes and liens voided by lapse, less ______ $0 restorations

       17.  Surrender benefits and other fund withdrawals                           42,329                    280,517

       17A. Group conversions

       17B. Interest on policy or contract funds

       18.  Dividends to policyholders:

            18.1 Life insurance and annuities

            18.2 Accident and health

       18A. Coupons, guaranteed annual pure endowments and similar benefits

                                                                                ----------                 ----------
       19.  Total Paid Policyholders                                                42,329                    280,517

       20.  Paid for claims on supplementary contracts:

            20.1 With life contingencies




                                        - 28 -







                                                   SUMMARY OF OPERATIONS
                                       (Excluding Unrealized Capital Gains and Losses

                                              RECONCILIATION OF LEDGER ASSETS

            20.2 Without life contingencies

                                                                                ----------                 ----------

            20.3 Total paid for claims on supplementary contracts (Lines
                 20.1 plus 20.2)                                                         0                          0

       21. Dividends and interest thereon held on deposit disbursed during the year

       21A. Coupons and interest thereon held on deposit disbursed during the year

       22.  Commissions to agents (direct business only):

            22.1 Life insurance and annuities, including ________ $0
                 commuted commissions

            22.2 Accident and health, including ________ $0 commuted
                 commissions

            22.3 Policy, membership and other fees retained by agents

                                                                                ----------                 ----------

            22.4 Total commissions to agents (Lines 22.1 thru 22.3)                      0                          0

       22A. Commissions and expense allowances on reinsurance assumed               12,011                     47,023

       23.  General expenses                                                        41,789                     41,235

       23.1 Taxes, licenses and fees, excluding federal income taxes                20,557                     38,951

       23.2 Federal income taxes, including ________ $0 on capital gains                                       76,483

       24.  Decrease in capital and paid in or contributed surplus

       25.  Paid stockholders for dividends (cash ________ $0
            stock ________ $0)

       26.  Borrowed money repaid gross ________ $0     less amount
            borrowed ________ $0

       27.  Interest on borrowed money



                                        - 29 -







                                                   SUMMARY OF OPERATIONS
                                       (Excluding Unrealized Capital Gains and Losses

                                              RECONCILIATION OF LEDGER ASSETS

       27A. Net transfers to or (from) Separate Accounts

       28.  From sale or maturity of ledger assets                               2,579,274

       29.  By adjustment in book value of ledger assests

       30.  Aggregate write-ins for decreases in ledger assets                           0                     29,837

                                                                                ----------                 ----------

       31.  Total Decreases in Ledger Assets (Sum of Lines 19, 20.3, 21,
            21A, and 22.4 through 30)                                            2,695,960                    514,046



                                 RECONCILIATION


       32.  Amount of ledger assets December 31st of previous year               8,796,601                  8,703,624

                                                                                ----------                 ----------

       33.  Increase or (decrease) in ledger assets during the year
            (Line 13 minus Line 31)                                                158,937                     92,977

                                                                                ----------                 ----------

       34.  Total = Ledger Assets as of statement date                           8,955,538                  8,796,601



       DETAILS OF WRITE-INS

       1201.     Miscellaneous cash receipts                                         1,927

       1202.     Receivable from parent                                             17,700

       1203.

       1298.     Summary of remaining write-ins for Line 12 from
                 overflow page                                                           0                          0

       1299.     Totals (Lines 1201 thru 1203 plus 1298) (Line 12 above)            19,627                          0

                                                                                 ----------                 ----------


                                        - 30 -







                                                   SUMMARY OF OPERATIONS
                                       (Excluding Unrealized Capital Gains and Losses

                                              RECONCILIATION OF LEDGER ASSETS

       3001.     Decrease in payable to parent, subsidiaries, and
                 affiliates                                                                                    29,837

       3002.

       3003.

       3098.     Summary of remaining write-ins for Line 30 from
                 overflow page                                                           0                          0

       3099.     Totals (Lines 3001 thru 3003 plus 3098) (Line 30 above)                 0                     29,837


                                SUMMARY OF OPERATIONS
                   (Excluding Unrealized Capital Gains and Losses)


                                      EXHIBIT 1

                                         NONE



                                 SCHEDULE A - PART 1

                                         NONE



                                 SCHEDULE A - PART 2

                                         NONE



                              SCHEDULE A - VERIFICATION

                                         NONE



                           SCHEDULE B - PART 1 - SECTION 1

                                         NONE



                          SCHEDULE B - PART 2 - ALL SECTIONS

                                         NONE



                               SCHEDULE BA - ALL PARTS

                                         NONE



                                SCHEDULE C - ALL PARTS

                                         NONE

     (CAPTION>


                      STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                   SCHEDULE D - PART 3

                  Show all Long-Term Bonds and Stocks Acquired by the Company During the Current Period


       ______________________________________________________________________________________________________

                                                                                                           1

                                                                                                        Number
                                                              Date                Name of              of Shares
         CUSIP                 Description                  Acquired              Vendor               of Stock

       361582AE9   GEICO CORPORATION NOTE  7.50% DUE       04/17/1995      SALOMON BROTHERS
                   4-15-2005 . . . . . . . . .   6331

       78355HGA1   RYDER SYSTEMS, INC. MEDIUM-TERM         04/28/1995
                   NOTE, SERIES 12 7.30% DUE 5-01-                         SALOMON BROTHERS
                   2000  . . . . . . . . . . .   7513

       743315AD5   THE PROGRESSIVE CORPORATION             05/01/1995      GOLDMAN SACHS & CO
                   SUBORDINATED NOTE 10.125% DUE 12-
                   15-2000 . . . . . . . . . .   6331
       096650AD8   BOATMEN'S BANKSHARES, INC.              05/22/1995      WHEAT FIRST
                   SUBORDINATED NOTE 7.625% DUE 10-                        SECURITIES INC.
                   01-2004 . . . . . . . . . .   6021

       40074PAA9   GUARANTEED EXPORT TRUST-PDVSA           06/07/1995      UNION BANK OF
                   1995-A SERIES 1994-A CERTIFICATE                        SWITZERLAND
                   6.28% DUE 6-15-2004 . . . .   2911

       071813AF6   BAXTER INTERNATIONAL INC. NOTE          06/14/1995      DONALDSON LUFKIN &
                   8.125% DUE 11-15-2001 . . .   2835                      JENRETTE INC.

       0699999 BONDS -- INDUSTRIAL AND MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       0999998 BONDS -- PART 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       0999999 BONDS -- PART 5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       1099999 TOTAL -- BONDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       1599998 PREFERRED STOCKS -- PART 3  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       1599999 PREFERRED STOCKS -- PART 5  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                        - 33 -






                      STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                   SCHEDULE D - PART 3

                  Show all Long-Term Bonds and Stocks Acquired by the Company During the Current Period


       ______________________________________________________________________________________________________

       1699999 TOTAL -- PREFERRED STOCKS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       2199998 COMMON STOCKS -- PART 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       2199999 COMMON STOCKS -- PART 5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       2299999 TOTAL -- COMMON STOCKS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       2399999 TOTAL -- PREFERRED AND COMMON STOCKS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

       2499999 TOTAL -- BONDS, PREFERRED AND COMMON STOCKS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (a)  For all common stock bearing the NAIC designation "U" provide: the number of such issues ________ 0.

     (CAPTION>



                                                                                    2         3          4          5
                                                                                                       Paid
                                                                                  Actual     Par        for        NAIC
             CUSIP                             Description                         Cost     Value     Accrued     Desig-
                                                                                                     Interest     nation
                                                                                                        and        (a)
                                                                                                     Dividends

       361582AE9           GEICO CORPORATION NOTE 7.50%                           149,65    150,00                      1
                           DUE 4-15-2005 . . . . . . . . . . . . . . . .  6331         2         0

       78355HGA1           RYDER SYSTEMS, INC. MEDIUM-TERM NOTE,                  99,469    100,00          81          1
                           SERIES 12 7.30% DUE 5-01-2000 . . . . . . . .  7513                   0

       743315AD5           THE PROGRESSIVE CORPORATION SUBORDINATED               111,35    100,00       4,022          2
                           NOTE 10.125% DUE 12-15-2000 . . . . . . . . .  6331         7         0

       096650AD8           BOATMEN'S BANKSHARES, INC. SUBORDINATED                152,79    150,00       1,874          1
                           NOTE 7.625% DUE 10-01-2004  . . . . . . . . .  6021         9         0
       40074PAA9           GUARANTEED EXPORT TRUST-PDVSA 1995-A                   150,00    150,00                      1
                           SERIES 1994-A CERTIFICATE 6.28% DUE                         0         0
                           6-15-2004 . . . . . . . . . . . . . . . . . .  2911

       071813AF6           BASTER INTERNATIONAL INC. NOTE 8.125%                  161,37    150,00       1,151          1
                           DUE 11-15-2001  . . . . . . . . . . . . . . .  2835         3         0

       0699999 BONDS -- INDUSTRIAL AND MISCELLANEOUS . . . . . . . . . . . . .    824,65    800,00       7,128      X X X
                                                                                       0         0

       0999998 BONDS -- PART 3 . . . . . . . . . . . . . . . . . . . . . . . .    824,65    800,00       7,128      X X X
                                                                                       0         0
       0999999 BONDS -- PART 5 . . . . . . . . . . . . . . . . . . . . . . . .         0         0           0      X X X

       1099999 TOTAL -- BONDS  . . . . . . . . . . . . . . . . . . . . . . . .    824,65    800,00       7,128      X X X
                                                                                       0         0

       1599998 PREFERRED STOCKS -- PART 3  . . . . . . . . . . . . . . . . . .         0         0           0      X X X

       1599999 PREFERRED STOCKS -- PART 5  . . . . . . . . . . . . . . . . . .         0         0           0      X X X
       1699999 TOTAL -- PREFERRED STOCKS . . . . . . . . . . . . . . . . . . .         0         0           0      X X X

       2199998 COMMON STOCKS -- PART 3 . . . . . . . . . . . . . . . . . . . .         0         0           0      X X X

       2199999 COMMON STOCKS -- PART 5 . . . . . . . . . . . . . . . . . . . .         0         0           0      X X X



                                        - 35 -





										    2         3            4          5
													 Paid
										  Actual     Par          for        NAIC
										   Cost     Value       Accrued     Desig-
												       Interest     nation
													  and         (a)
               											       Dividends

       2299999 TOTAL -- COMMON STOCKS  . . . . . . . . . . . . . . . . . . . .         0         0           0      X X X

       2399999 TOTAL -- PREFERRED AND COMMON STOCKS  . . . . . . . . . . . . .         0         0           0      X X X
       2499999 TOTAL -- BONDS, PREFERRED AND COMMON STOCKS . . . . . . . . . .    824,65    800,00       7,128      X X X
                                                                                       0         0


     [/R]

     (a) For all common stock bearing the NAIC designation "U" provide: the number of such issues ________ 0.



                    STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                 SCHEDULE D - PART 4

        Show all Long-Term Bonds and Stocks Sold, Redeemed or Otherwise Disposed of by the Company During the
                                                    Current Period

       ______________________________________________________________________________________________________

                                                              1               2              3            4

        CUSIP     Description    Disposal     Name of       Number      Consideration       Par        Actual
                                   Date      Purchaser    of Shares                        Value        Cost
                                                           of Stock











       0999998 BONDS -- PART 4                                                       0           0            0

       0999999 BONDS -- PART 5                                                       0           0            0

       1099999 TOTAL -- BONDS                                                        0           0            0





       1599998 PREFERRED STOCKS -- PART 4                                            0           0            0








                                        - 37 -






                    STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                 SCHEDULE D - PART 4

        Show all Long-Term Bonds and Stocks Sold, Redeemed or Otherwise Disposed of by the Company During the
                                                    Current Period

       ______________________________________________________________________________________________________

                                                              1               2              3            4

        CUSIP     Description    Disposal     Name of       Number      Consideration       Par        Actual
                                   Date      Purchaser    of Shares                        Value        Cost
                                                           of Stock


       1599999 PREFERRED STOCKS -- PART 5                                            0           0            0

       1699999 TOTAL -- PREFERRED STOCKS                                             0           0            0










       2199998 COMMON STOCKS -- PART 4                                               0           0            0

       2199999 COMMON STOCKS -- PART 5                                               0           0            0

       2299999 TOTAL -- COMMON STOCKS                                                0           0            0

       2399999 TOTAL -- PREFERRED AND COMMON STOCKS                                  0           0            0

       2499999 TOTALS                                                                0           0            0



     (a) For all common stock bearing the NAIC designation "U" provide: the number of such issues ________ 0.


       __________________________________________________________________________________________

                                       5           6           7           8               9

           CUSIP       Descrip-      Book       Profit       Loss       Interest          NAIC
                         tion      Value at       on          on          and       Designation (a)
                                    Date of    Disposal    Disposal    Dividends
                                   Disposal                             Received












       0999998 BONDS   -- PART 4           0           0           0            0   X X X

       0999999 BONDS   -- PART 5           0           0           0            0   X X X

       1099999 TOTAL   -- BONDS            0           0           0            0   X X X









       1599998         -- PART 4           0           0           0            0   X X X
       PREFERRED
       STOCKS

       1599999         -- PART 5           0           0           0            0   X X X
       PREFERRED
       STOCKS






                                       - 39 -






       __________________________________________________________________________________________

                                       5           6           7           8               9

           CUSIP       Descrip-      Book       Profit       Loss       Interest          NAIC
                         tion      Value at       on          on          and       Designation (a)
                                    Date of    Disposal    Disposal    Dividends
                                   Disposal                             Received

       1699999 TOTAL-- PRE-            0           0           0            0   X X X
                       FERRED
                       STOCKS









       2199998     -- PART 4           0           0           0            0   X X X
       COMMON STOCKS

       2199999     -- PART 5           0           0           0            0   X X X
       COMMON STOCKS

       2299999 TOTAL-- COMMON          0           0           0            0   X X X
                       STOCKS

       2399999 TOTAL-- PREFERRED       0           0           0            0   X X X
                       AND
                       COMMON
                       STOCKS


       2499999                         0           0           0            0   X X X
       TOTALS




     (a) For all common stock bearing the NAIC designation "U" provide: the number of such issues ________ 0.

     (CAPTION>

                          STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                      SCHEDULE DA - PART 1

                                       Short-Term Investments Owned End of Current Period

       _________________________________________________________________________________________________________________

                                                                                                   5
                                            1           2            3             4           Amount of           6
                                                                                                Interest
                                                                                                Received        Paid for
                                           Book                  Statement      Cost to         Current         Accrued
                                          Value     Par Value      Value        Company          Period         Interest


       5199999 Totals                     599,617          XXX      599,617        599,617          20,943               0




























                                       - 41 -




                                                     SCHEDULE DA - PART 2 - Verification

                                                         Short-Term Investments Owned


                                                            1              2              3                4
                                                                                                     Previous Year
                                                      Current Year   Current Year    Current Year        Ending
                                                       as of 3/31     as of 6/30      as of 9/30         12/31

       1.   Book value of short-term investments,          425,660       1,668,306                         3,012,908
            end of previous period

       2.   Cost of short-term investments acquired      1,242,646                                           414,876

       3.   Increase by adjustment in book value

       4.   Profit on disposal of short-term
            investments

       5.   Subtotals (Sum of Lines 2 through 4)         1,242,646               0              0            414,876

       6.   Consideration received on disposal of                        1,068,689                         3,002,124
            short-term investments

       7.   Decrease by adjustment in book value

       8.   Loss on disposal of short-term
            investments

       9.   Subtotals (Sum of Lines 6 through 8)                 0       1,068,689              0          3,002,124

       10.  Book value of short-term investments,        1,668,306         599,617              0            425,660
            end of period

       11.  Income collected current period                  6,349          20,943                            17,084


                        STATEMENT AS OF JUNE 30, 1995 OF THE
                       ANNUITY INVESTORS LIFE INSURANCE COMPANY


                           SCHEDULE DB - PART A - SECTION 1

                                         NONE


                           SCHEDULE DB - PART B - SECTION 1

                                         NONE


                           SCHEDULE DB - PART C - SECTION 1

                                         NONE


                           SCHEDULE DB - PART D - SECTION 1

                                         NONE

                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                            SCHEDULE E - CASH

                                                      Month End Depository Balances


       _____________________________________________________________________________________________________




                      1                       2           3           4
                                                     Amount of    Amount of                Book Balance at End of Each
                                                      Interest     Interest                Month During Current Quarter
                  Depository               Rate of    Received     Accrued
                                           Interest    During      During              5                 6                7
                                                      Current      Current        First Month       Second Month     Third Month
                                                      Quarter      Quarter

       OPEN DEPOSITORIES

       The Provident Bank, Cincinnati,
       Ohio                                       0           0           0               172,664        179,321            79,865

       The First National Bank of
       Boston, Canton, Massachusetts              0           0           0                     0              0                 0

       Wachovia Bank, Atlanta, Georgia            0           0           0                25,000         25,000            25,000









       0199998   Deposits in ..........
                 depositories which do
                 not exceed the
                 allowable limit in any
                 one depository (see
                 Instructions)
            - Open Depositories                 XXX           0           0                     0              0                 0

       0199999 OPEN DEPOSITORIES                XXX           0           0               197,664        204,321           104,865


                                        - 44 -






                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                            SCHEDULE E - CASH

                                                      Month End Depository Balances


       _____________________________________________________________________________________________________




                      1                       2           3           4
                                                     Amount of    Amount of                Book Balance at End of Each
                                                      Interest     Interest               Month During Current Quarter
                  Depository               Rate of    Received     Accrued
                                           Interest    During      During              5                 6                7
                                                      Current      Current        First Month       Second Month     Third Month
                                                      Quarter      Quarter

       SUSPENDED DEPOSITORIES









       0299998   Deposits in ..........
                 depositories which do
                 not exceed the
                 allowable limit in any
                 one depository (see
                 Instructions)
            - Suspended Depositories            XXX           0           0                     0              0                 0

       0299999 SUSPENDED DEPOSITORIES           XXX           0           0                     0              0                 0

       0399999 TOTALS                                         0           0               197,664        204,321           104,865

     [/R]

     [/R]

                                STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                             SCHEDULE D - PART 1B
                                       Showing the Acquisitions, Dispositions and Non-Trading Activity

                                 During the Current Period for all Bonds and Preferred Stock by Rating Class


                                            1               2               3               4
                                        Statement
                                          Value
                                       Beginning of                                    Non-Trading
                                          Period      Acquisitions    Dispositions      Activity


       BONDS

        1.  Class 1                       7,445,218         713,293          25,000       (11,235)

        2.  Class 2                               0         111,357                          (277)

        3.  Class 3                               0

        4.  Class 4                               0

        5.  Class 5                               0

        6.  Class 6                               0

        7.  Total Bonds                   7,445,218         824,650          25,000       (11,512)


       PREFERRED STOCK

        8.  Class 1                               0

        9.  Class 2                               0

       10.  Class 3                               0

       11.  Class 4                               0

       12.  Class 5                               0

       13.  Class 6                               0



                                        - 46 -






                                            1               2               3               4
                                        Statement
                                          Value
                                       Beginning of                                    Non-Trading
                                          Period      Acquisitions    Dispositions      Activity

       14.  Total Preferred stock                 0               0               0              0

       15.  Total Bonds and               7,445,218         824,650          25,000       (11,512)
            Preferred stock




                                STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                             SCHEDULE D - PART 1B
                                       Showing the Acquisitions, Dispositions and Non-Trading Activity

                                 During the Current Period for all Bonds and Preferred Stock by Rating Class

                                              5               6                7               8

                                          Statement       Statement        Statement       Statement
                                            Value           Value            Value           Value
                                         End of First   End of Second    End of Third        End of
                                           Quarter         Quarter          Quarter      Previous Year


       BONDS

        1.  Class 1                         7,445,218       8,122,276          0              8,291,079

        2.  Class 2                                 0         111,080          0

        3.  Class 3                                 0               0          0

        4.  Class 4                                 0               0          0

        5.  Class 5                                 0               0          0

        6.  Class 6                                 0               0          0

        7.  Total Bonds                     7,445,218       8,233,356          0              8,291,079


       PREFERRED STOCK

        8.  Class 1                                 0               0          0

        9.  Class 2                                 0               0          0

       10.  Class 3                                 0               0          0

       11.  Class 4                                 0               0          0

       12.  Class 5                                 0               0          0

       13.  Class 6                                 0               0          0

       14.  Total Preferred stock                   0               0          0                      0


                                        - 48 -






                                              5               6                7               8

                                          Statement       Statement        Statement       Statement
                                            Value           Value            Value           Value
                                         End of First   End of Second    End of Third        End of
                                           Quarter         Quarter          Quarter      Previous Year

       15.  Total Bonds and Preferred       7,445,218       8,233,356          0              8,291,079
            stock





                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                      SCHEDULE S - CEDED REINSURANCE
                                    Showing all new reinsurers since the most recent annual statement.


                  1                        2                        3                         4                        5
                NAIC                    Federal                                                                    Is insurer
               Company                    ID                                                                      authorized?
                Code                    Number              Name of Reinsurer             Location                (Yes or No)

                                                          AFFILIATES





























                                                          US INSURERS






                                        - 50 -







                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                      SCHEDULE S - CEDED REINSURANCE
                                    Showing all new reinsurers since the most recent annual statement.

























                                                          POOLS AND ASSOCIATIONS






















                                        - 51 -







                              STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                                      SCHEDULE S - CEDED REINSURANCE
                                    Showing all new reinsurers since the most recent annual statement.










                                                          ALL OTHER INSURERS




















                                STATEMENT AS OF JUNE 30, 1995 OF THE ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                               SCHEDULE T - PREMIUMS AND ANNUITY CONSIDERATIONS
                                       During Current Year to Date Allocated by States and Territories


                                                                                    Direct Business Only

                                                  2              3               4                     5
                                              Is Insurer                                      Accident and Health           6
                                              Licensed?        Life           Annuity         Insurance Premiums,       Deposit-
                        1                      (Yes or       Insurance     Consideratio        Including Policy           type
                   States, Etc.                  No)         Premiums           ns         Membership and Other Fees      Funds


        1.  Alabama              AL.             Yes

        2.  Alaska               AK.             Yes

        3.  Arizona              AZ.             Yes

        4.  Arkansas             AR.             Yes


        5.  California           CA.             Yes

        6.  Colorado             CO.             Yes

        7.  Connecticut          CT.             Yes

        8.  Delaware             DE.             Yes

        9.  Dist Columbia        DC.             Yes

       10.  Florida              FL.             Yes

       11.  Georgia              GA.             Yes

       12.  Hawaii               HI.             Yes

       13.  Idaho                ID.             Yes

       14.  Illinois             IL.             Yes

       15.  Indiana              IN.             Yes

       16.  Iowa                 IA.              No


                                        - 53 -







                                                                                    Direct Business Only

                                                  2              3               4                     5
                                              Is Insurer                                      Accident and Health           6
                                              Licensed?        Life           Annuity         Insurance Premiums,       Deposit-
                        1                      (Yes or       Insurance     Consideratio        Including Policy           type
                   States, Etc.                  No)         Premiums           ns         Membership and Other Fees      Funds

       17.  Kansas               KS.             Yes

       18.  Kentucky             KY.             Yes

       19.  Louisiana            LA.             Yes

       20.  Maine                ME.              No

       21.  Maryland             MD.             Yes

       22.  Massachusetts        MA.              No

       23.  Michigan             MI.             Yes

       24.  Minnesota            MN.             Yes

       25.  Mississippi          MS.             Yes

       26.  Missouri             MO.             Yes

       27.  Montana              MT.             Yes

       28.  Nebraska             NE.             Yes

       29.  Nevada               NV.             Yes

       30.  New Hampshire        NH.              No

       31.  New Jersey           NJ.              No

       32.  New Mexico           NM.             Yes

       33.  New York             NY.              No

       34.  North Carolina       NC.              No

       35.  North Dakota         ND.             Yes

       36.  Ohio                 OH.             Yes

       37.  Oklahoma             OK.             Yes


                                        - 54 -







                                                                                    Direct Business Only

                                                  2              3               4                     5
                                              Is Insurer                                      Accident and Health           6
                                              Licensed?        Life           Annuity         Insurance Premiums,       Deposit-
                        1                      (Yes or       Insurance     Consideratio        Including Policy           type
                   States, Etc.                  No)         Premiums           ns         Membership and Other Fees      Funds

       38.  Oregon               OR.             Yes

       39.  Pennsylvania         PA.              No

       40.  Rhode Island         RI.             Yes

       41.  South Carolina       SC.             Yes

       42.  South Dakota         SD.             Yes


       43.  Tennessee            TN.             Yes

       44.  Texas                TX.             Yes

       45.  Utah                 UT.             Yes

       46.  Vermont              VT.              No

       47.  Virginia             VA.             Yes

       48.  Washington           WA.             Yes

       49.  West Virginia        WV.             Yes

       50.  Wisconsin            WI.             Yes

       51.  Wyoming              WY.             Yes

       52.  American Samoa       AS.              No

       53.  Guam                 GU.              No

       54.  Puerto Rico          PR.              No

       55.  US Virgin Islands    VI.              No

       56.  Canada               CN.              No

       57.  Aggregate Other
	      Alien              OT.             XXX                   0              0                            0            0

       58.  Subtotal                             XXX                   0              0                            0            0

                                        - 55 -







                                                                                    Direct Business Only

                                                  2              3               4                     5
                                              Is Insurer                                      Accident and Health           6
                                              Licensed?        Life           Annuity         Insurance Premiums,       Deposit-
                        1                      (Yes or       Insurance     Consideratio        Including Policy           type
                   States, Etc.                  No)         Premiums           ns         Membership and Other Fees      Funds

       90.  Company contributions for
            employee benefit plans               XXX

       91.  Dividends applied to purchase
            paid-up additions and
            annuities                            XXX

       92.  Dividends applied to shorten
            endowment or premium paying
            period                               XXX

       93.  Premium or annuity
            considerations waived under
            disability or other contract
            provisions                           XXX

       93A. Aggregate of other amounts not
            allocable by State                   XXX                   0              0                            0            0


       94.  Totals (Direct Business)             XXX                   0              0                            0            0

       95.  Plus Reinsurance Assumed                                             30,140

       96.  Totals (All Business)                XXX                   0         30,140                            0            0

       97.  Less Reinsurance Ceded               XXX

       98.  Totals (All Business) less
            Reinsurance Ceded                (a)   42                  0         30,140                            0            0

       DETAILS OF WRITE-INS

       5701.                                     XXX

       5702.                                     XXX

       5703.                                     XXX

       5798.  Summary of remaining write-
              ins for Line 57 from
              overflow page                      XXX                   0              0                            0            0


                                        - 56 -







                                                                                    Direct Business Only

                                                  2              3               4                     5
                                              Is Insurer                                      Accident and Health           6
                                              Licensed?        Life           Annuity         Insurance Premiums,       Deposit-
                        1                      (Yes or       Insurance     Consideratio        Including Policy           type
                   States, Etc.                  No)         Premiums           ns         Membership and Other Fees      Funds

       5799.  Total (Lines 5701 thru 5703
              plus 5798)
              (Line 57 above)                    XXX                   0              0                            0            0

       93A01.                                    XXX

       93A02.                                    XXX

       93A03.                                    XXX

       93A98.    Summary of remaining
                 write-ins for Line 93A
                 from overflow page              XXX                   0              0                            0            0

       93A99.    Total (Lines 93A01 thru
                 93A03 plus 93A98)
                 (Line 93A above)                XXX                   0              0                            0            0


     (a)      Insert the number of yes responses except for Canada and Other
              Alien.


                           STATEMENT AS OF JUNE 30, 1995 OF THE
                          ANNUITY INVESTORS LIFE INSURANCE COMPANY

                                  GENERAL INTERROGATORIES


      (Responses to these interrogatories should be based on changes that have occurred since prior year end)

       1.     a. Did the Company implement any significant accounting policy changes
                 which would require disclosure in the Notes to the Financial          Yes [   ]  No [ X ]
                 Statements?

              b. If "yes," explain: ___________________________________________________________________


       2.     a. Did the Company experience any material transactions requiring the filing of Disclosure of Material Transactions with the State of
                 Domicile, as required by the Model Act?                               Yes [   ]  No [ X ]

              b. If "yes," explain: _________________________________________________________________


       3.     a. In all cases where the Company has assumed accident and health risks from another company, provisions should be made in this statement on account of such reinsurances for a reserve equal to that which the original company would have been required to
                 establish had it retained the risks.                                  Yes [ X ]  No [   ]
                 Has this been done?

              b. If "no," explain:_________________________________________________________________


       4.     a. Has there been any change in the company's own preferred or common
                 stock?                                                                Yes [   ]  No [ X ]

              b. If "yes," explain:_________________________________________________________________


       5.     a. State as of what date the latest financial examination of the
                 company was made or is being made.                                    12/31/1992

              b. State the as of date of the latest financial examination report that is available from either the state of domicile or the Company.
                 This date should be the date of the examined balance sheet and not
                 the date the report was completed or released.                        12/31/1992


                                        - 58 -






              c. State as of what date the latest financial examination report became available to other states or the public from either the state of domicile or the Company.  This is the release date or completion date of the examination report and not the date of the
                 examination (balance sheet date).                                     08/02/1993

              d. By what department or departments?   OHIO
                                                   ---------------------------------

       6.     a. Has any change been made during the year of this statement in the charter, by-laws, articles of incorporation, or deed of settlement
                 of the company?                                                       Yes [   ]  No [ X ]

              b. If "yes," date of change:                                             _____________________
                 If not previously filed, furnish herewith a certified copy of the instrument as amended.

       7.     a. Have there been any substantial changes in the organizational chart   Yes [ X ]  No [   ]
                 since year end?

              b. If "yes," attach an organizational chart.

       8.     a. If the company is subject to a management agreement, including third-party administrator(s), managing general agent(s), attorney-
                 in-fact, or similar agreement, have there been any significant changes regarding the terms of the agreement or principals
                 involved?                                                             Yes [   ]  No [ X ]

              b. If "yes," attach an explanation.

       9.     a. Were any of the stocks, bonds, or other assets of the Company loaned, placed under option agreement, or otherwise made available for use by another person?  (Exclude securities under securities
                 lending agreements.)                                                  Yes [   ]  No [ X ]

              b. If "yes," give full and complete information
                 relating thereto:

                 __________________________________________________________________


      10.     Amount of real estate and mortgages held in other invested assets in
              Schedule BA:                                                                                $0

      11.     Amount of real estate and mortgages held in short-term investments:                         $0







                                        - 59 -






		SUPPLEMENTAL EXHIBITS AND SCHEDULES INTERROGATORIES


       1.     The SVO Compliance Certification is a required filing for all companies.  Will the SVO Compliance Certification be filed with this
              Department with this statement?                                          Yes [ X ]  No [   ]

              If no, please explain:
              __________________________________________________________________

              _______________________________________________________________________

       2.     a. Is your company a U.S. Branch of an alien insurer?                    Yes [   ]  No [ X ]

              b. Will the Trusteed Surplus Statement be filed with this Department
                 with this statement?                                                  Yes [   ]  No [ X ]

              If first response is yes and second response is no, please explain:

              _______________________________________________________________________

              _______________________________________________________________________

              _______________________________________________________________________



                            Statutory Financial Statements


                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                      (formerly Carillon Life Insurance Company)

                        Years ended December 31, 1994 and 1993

                           REPORT OF INDEPENDENT AUDITORS


     Board of Directors
     Annuity Investors Life Insurance Company

     We have audited the accompanying statutory-basis balance sheets of Annuity Investors Life Insurance Company (formerly Carillon Life Insurance Company) as of December 31, 1994 and 1993, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Ohio. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes A and I.

     In our opinion, because of the materiality of the effects of the variances between generally accepted accounting principles and the accounting practices referred to in the preceding paragraph, the financial statements referred to above are not intended to and do not present fairly, in conformity with generally accepted accounting principles, the financial position of Annuity Investors Life Insurance Company at December 31, 1994 and 1993, or the results of its operations or its cash flows for the years then ended. However, in our opinion, the supplementary information included in Note I presents fairly, in all material respects, capital and surplus at December 31, 1994 and 1993 and net income for the years then ended in conformity with generally accepted accounting principles.

     Also, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio.



                                       Ernst & Young LLP

     March 13, 1995

                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                    BALANCE SHEETS
                                   STATUTORY BASIS

                                                               December 31,
                                                               ------------

                                                           1994            1993
                                                           ----            ----



       ASSETS
       Cash and investments:
         Bonds - principally at amortized cost
         (market value: $7,545,390 and $5,702,563)    $8,291,079      $5,679,807
         Certificate of deposit due 4/4/95                25,000          25,000
         Dreyfus cash management fund                    400,660       2,987,908
         Cash                                             79,862          10,909
                                                        --------        --------
            Total cash and investments                 8,796,601       8,703,624

       Investment income due and accrued                 150,193          88,464
       Federal income tax recoverable                     23,181          15,698
                                                        --------        --------
                   TOTAL ASSETS                       $8,969,975      $8,807,786
                                                       =========       =========

       LIABILITIES, CAPITAL AND SURPLUS
       Annuity reserves                               $2,684,376      $2,622,749
       Payable to affiliate                               11,264          41,101
       General expenses due and accrued                    3,445           2,538
                                                       ---------       ---------
                   TOTAL LIABILITIES                   2,699,085       2,666,388

       Common stock, $100 par value:
         -25,000 shares authorized
         -20,000 shares issued and outstanding         2,000,000       2,000,000
       Gross paid in and contributed surplus           3,350,000       3,350,000
       Unassigned surplus                                920,890         791,398
                                                       ---------       ---------
            Total capital and surplus                  6,270,890       6,141,398
                                                       ---------       ---------
            Total liabilities, capital and surplus    $8,969,975      $8,807,786
                                                      ==========      ==========

       See notes to statutory financial statements.

                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                SUMMARY OF OPERATIONS
                                   STATUTORY BASIS

                                                                  Year ended December 31,
                                                                  -----------------------
                                                                   1994            1993
                                                                   ____            ____
       Revenues:
         Premiums and annuity considerations                    $219,308        $ 111,136
         Net investment income                                   432,932          264,694
                                                                --------        ---------
                                                                 652,240          375,830

       Benefits and expenses:
         Increase in aggregate reserves                           61,627        1,658,903
         Policyholders' benefits                                 280,517          689,472
         Operating expenses and commissions                       72,653           68,518
         Taxes, licenses and fees                                 38,951           31,447
         Reserve adjustments on reinsurance assumed                 -          (2,281,572)
                                                               ---------       ----------
                                                                 435,748          166,768
                                                               ---------       ----------
       Income from operations before federal income taxes        198,492          209,062
       Provision for federal incomes taxes                        69,000           16,781
                                                                --------        ---------
       Net income after federal income taxes
         before net realized capital gains                       129,492          192,281
       Net realized capital gains:
         Pretax                                                      -            112,990
         Capital gains tax                                           -            (40,000)
         Interest maintenance reserve transfer (net of tax)          -             46,737
                                                               ---------        ---------
                                                                     -            119,727
                                                               ---------        ---------
       Net income                                               $129,492        $ 312,008
                                                               =========       ==========

       See notes to statutory financial statements.


                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                    STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                   STATUTORY BASIS


                                                                   Year ended December 31,
                                                                   -----------------------

                                                                    1994             1993
                                                                    ----             ----



       Common stock:
          Balance at beginning and end of period                $2,000,000       $2,000,000
                                                                ==========       ==========



       Gross paid-in and contributed surplus:
          Balance at beginning of year                          $3,350,000       $3,350,000
                                                                ==========       ==========



       Unassigned funds:
          Balance at beginning of year                          $  791,398       $  376,418
          Net income                                               129,492          312,008
          Change in asset valuation reserve                            -            102,972
                                                                 ---------       ----------
               Balance at end of year                          $   920,890       $  791,398
                                                                ==========        =========



       Total capital and surplus                                $6,270,890       $6,141,398
                                                                ==========       ==========



       See notes to statutory financial statements.


                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                               STATEMENTS OF CASH FLOWS
                                   STATUTORY BASIS

                                                            Year ended December 31,
                                                            -----------------------
                                                             1994              1993
                                                             ----              ----
       Operating activities:
          Premiums and annuity considerations             $ 219,308        $  111,136
          Funds received for assumption of reserves             -           2,663,850
          Net investment income                             398,729           274,075
          Life claims paid                                     -              (25,000)
          Surrender benefits paid                          (280,517)         (711,857)
          Other benefits to policyholders paid                 -               (6,615)
          Commissions, expenses and premium and
            other taxes paid                               (111,604)         (100,385)
          Federal income tax paid                           (76,483)          (32,706)
          Payments to affiliate                             (29,837)             -
          Other expenses paid                                  -             (294,169)
                                                          ---------         ---------
                                                            119,596         1,878,329
       Investing activities:
          Sale, maturity or repayment of bonds                 -            5,380,219
          Sale of stocks                                       -              492,100
          Purchase of bonds                              (2,637,891)       (4,866,659)
          Purchase of stocks                                   -                 (439)
                                                         ----------         ---------
                                                         (2,637,891)        1,005,221
                                                         ----------         ---------
       Net increase (decrease) in cash and short-
       term investments                                  (2,518,295)        2,883,550
       Cash and short-term investments at beginning
       of year                                            3,023,817           140,267
                                                         ----------         ---------
       Cash and short-term investments at end of
       year                                               $ 505,522        $3,023,817
                                                          =========        ==========

       See notes to statutory financial statements.


                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                       NOTES TO STATUTORY FINANCIAL STATEMENTS


     A.  ACCOUNTING POLICIES
        -------------------

     BASIS OF PRESENTATION Annuity Investors Life Insurance Company ("Annuity Investors"), formerly Carillon Life Insurance Company, a life insurance company domiciled in the State of Ohio, is a wholly owned subsidiary of American Annuity Group, Inc., a publicly traded financial services holding company of which American Financial Corporation ("AFC") owns 80%. On November 29, 1994, Annuity Investors was purchased from Great American Insurance Company, a wholly-owned subsidiary of AFC.

     The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Insurance Department of the State of Ohio, which vary in some respects from generally accepted accounting principles ("GAAP"). The more significant of these differences are as follows: (a) annuity receipts are accounted for as revenues versus liabilities; (b) an Interest Maintenance Reserve ("IMR") is provided whereby interest related realized gains and losses are deferred and amortized into investment income over the life of the security sold; (c) Asset Valuation Reserves are provided which reclassify a portion of surplus to liabilities; and (d) investments in bonds considered "available for sale" (as defined under GAAP) are generally recorded at amortized cost versus market.

     Certain reclassifications have been made to the prior year to conform to the current year's presentation.

     INVESTMENTS Asset values are generally stated as follows: bonds not backed by loans, at amortized cost using the interest method; short-term investments are carried at cost which approximates market.

     As prescribed by the NAIC, the market value for investments in bonds is determined by the values included in the Valuations of Securities manual published by the NAIC's Security Valuation Office. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values of the Securities Valuation Office.

     ANNUITY RESERVES Annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by law.

     REINSURANCE Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY FINANCIAL STATEMENTS - CONTINUED


     B.  INVESTMENTS
        -----------

     Bonds at December 31, 1994 and 1993, consisted entirely of publicly traded U.S. Treasury bonds.

     Gross unrealized gains and gross unrealized (losses) on bonds were approximately $1,000 and ($746,000) in 1994 and $86,000 and ($63,000) in
     1993.

     There were no realized gains or losses in 1994. Gross realized gains and gross realized (losses) on bonds were $272,700 and ($177,200) for 1993.

     Securities (primarily U.S. Treasury Notes) with a carrying value of $2.1 million at December 31, 1994, were on deposit as required by the insurance departments of various states.

     C.  FEDERAL INCOME TAXES
        --------------------

     Annuity Investors' 1994 federal income tax expense was equal to the enacted tax rate. In 1993, Annuity Investors' effective tax rate was different from the enacted rate due principally to the exclusion of tax exempt interest on federal income tax refunds received and interest maintenance reserve adjustment.

     Annuity Investors' amount of federal income taxes incurred for recoupment in the event of future losses are approximately $69,000 in 1994, $57,000 in 1993 and $233,000 in 1992.

     D.  RELATED PARTY TRANSACTIONS
        --------------------------

     Certain investment, administrative, management, accounting and data processing services are provided to Annuity Investors through the use of shared facilities and personnel or under agreements between Annuity Investors and affiliates.

     On December 30, 1993, Annuity Investors entered into a reinsurance agreement with Great American Life Insurance Company ("GALIC"), an affiliated Ohio domiciled life and accident and health insurance company. As a result of the transaction, Annuity Investors assumed $2.6 million in deferred annuity reserves and received an equivalent amount of assets. All premium income received in 1994 was assumed reinsurance from GALIC in accordance with the agreement.

                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY FINANCIAL STATEMENTS - CONTINUED

     E.  DIVIDEND RESTRICTIONS
        ---------------------

     The amount of dividends which can be paid by Annuity Investors without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and net income. Annuity Investors may pay approximately $627,000 in dividends in 1995, based on capital and surplus, without prior approval.

     F.  ANNUITY RESERVES
        ----------------

     At December 31, 1994, all of Annuity Investors' annuity reserves were subject to discretionary withdrawal without adjustment.

     G.  CONTINGENT LIABILITIES
        ----------------------

     The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. GALIC is responsible for payment of all assessments relating to premiums earned in accordance with the reinsurance agreement discussed in Note D.

     H.  SELECTED FINANCIAL DATA
        -----------------------

     The following tables present selected statutory-basis financial data as of December 31, 1994 and 1993 and for the years then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in Annuity Investors' 1994 and 1993 Statutory Annual Statements as filed with the insurance department of the State of Ohio:

                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY FINANCIAL STATEMENTS - CONTINUED

                                                                       1994                 1993
                                                                       ----                 ----


            Gross investment income earned:
                Bonds                                                $  431,170            $  244,280


                Stocks                                                     -                    8,165

                Short-term investments                                   18,168                21,998

                Aggregate write-ins for investment income                   106                27,019
                                                                     ----------            ----------
                                                                     $  449,444            $  301,462
                                                                     ==========            ==========

            Bonds by class--statement value (A)                      $8,291,079            $5,679,807
                                                                     ==========            ==========


            Total bonds publicly traded                              $8,291,079            $5,679,807
                                                                     ==========            ==========


            Short-term investments (book value)                      $  425,660            $3,012,908
                                                                     ==========            ==========


            Cash on deposit                                          $   79,862            $   10,909
                                                                     ==========            ==========


            Group annuities not fully paid--account balance          $2,684,376            $2,622,749
                                                                     ==========            ==========



       (A)  All bonds were rated NAIC "1" at December 31, 1994 and 1993.








                                        - 70 -






                                                                           December 31, 1994
                                                                           -----------------

                                                                     Carrying              Market
                                                                      Value                Value
                                                                     --------              ------

            Bonds by maturity:

                Due within 1 year or less                            $1,159,723            $1,157,100

                Over 1 year through 5 years                           2,229,938             2,071,249

                Over 5 years through 10 years                         4,901,418             4,317,041
                                                                     ----------            ----------
                                                                     $8,291,079            $7,545,390
                                                                     ==========            ==========



                       ANNUITY INVESTORS LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY FINANCIAL STATEMENTS - CONTINUED


     I.  VARIANCES FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         -------------------------------------------------------

     These financial statements have been presented in conformity with the accounting practices prescribed or permitted by the insurance department of the State of Ohio. The following table summarizes the principal differences between net income and surplus as determined in accordance with statutory accounting practices and GAAP for the years ended December 31, 1994 and 1993:

                                                          Net Income                         Capital and Surplus
                                                  --------------------------              ------------------------

                                                    1994                1993               1994                1993
                                                    ----                ----               ----                ----



       As reported on a statutory basis             $129,492          $312,008           $6,270,890        $6,141,398



       IMR adjustment                                   -              (46,737)                -                 -

       Unrealized gain (loss) adjustment                -                 -                (485,000)           15,000
                                                   ---------         ---------           ----------        ----------


       GAAP basis                                   $129,492          $265,271           $5,785,890        $6,156,398
                                                  ==========          ========           ==========        ==========


     J.  SUBSEQUENT EVENT (UNAUDITED)
         ----------------------------

     On April  3, 1995,  American Premier Group,  Inc. ("New American  Premier")
     acquired 100% of the common stock (79% of the voting stock) of American Financial Corporation ("AFC"). In the transaction, shareholders of AFC common stock received approximately 55% of New American Premier voting common stock.

     PART C
     Other Information


     Item 24.  Financial Statements and Exhibits

     (a)     Financial Statements

             All required financial statements are included in Parts A or B of this Registration Statement.

     (b)     Exhibits



             (1) Resolution of the Board of Directors of Annuity Investors(SERVICEMARK) Life Insurance Company authorizing establishment of Annuity Investors(SERVICEMARK) Variable Account A.*

             (2)   Not Applicable.

             (3)   (a)    Distribution Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and AAG
                          Securities, Inc.


                   (b) Form of Selling Agreement between Annuity Investors(SERVICEMARK) Life Insurance Company, AAG Securities, Inc. and another Broker-Dealer.

             (4)   Group Contract Form, Certificate Form, and Endorsements.

                   (a)    Group Contract Forms and Endorsements.

                          (i) Form of Group Flexible Premium Deferred Annuity Contract.*

                          (ii) Form of Enhanced Group Flexible Premium Deferred Annuity Contract.*

                          (iii) Form of Loan Endorsement to Group Contract.*

                          (iv) Form of Employer Plan Endorsement to Group Contract.*

                          (v) Form of Tax Sheltered Annuity Endorsement to Group Contract.*
     _______________________

     *       Filed with Pre-Effective Amendment No. 2 to Form N-4 on
     November 8, 1995.

                          (vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.*

                          (vii) Form of Long-Term Care Waiver Rider to Group
                                Contract.*

                   (b)    Certificate of Participation Form and Endorsements.

                          (i)   Form of Certificate of Participation.*

                          (ii) Form of Certificate of Participation under Enhanced Contract.*

                          (iii) Form of Loan Endorsement to Certificate.*

                          (iv)  Form of Employer Plan Endorsement to
                                Certificate.*

                          (v) Form of Tax Sheltered Annuity Endorsement to Certificate.*

                          (vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate.*

                          (vii) Form of Long-Term Care Waiver Rider to
                                Certificate.*

             (5)   (a)    Form of Application for Group Flexible Premium
                          Deferred Annuity Contract.*

                   (b) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (ERISA).*

                   (c) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (Non-ERISA).*

             (6)   (a)    Articles of Incorporation of Annuity
                          Investors(SERVICEMARK) Life Insurance Company.**

                   (b) Code of Regulations of Annuity Investors(SERVICEMARK) Life Insurance Company.**

     ________________________

     **      Filed with Form N-4 on June 2, 1995.

             (7)   Not Applicable.

             (8)   (a)    Participation Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and
                          Dreyfus Variable Investment Fund.

                   (b)    Participation Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and Dreyfus Stock Index Fund.

                   (c)    Participation Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and Dreyfus Socially Responsible Fund.

                   (d)    Participation Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and Janus Aspen Series.

                   (e)    Participation Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and Merrill Lynch Variable Series Funds, Inc.

                   (f)    Service Agreement between Annuity
                          Investors(SERVICEMARK) Life Insurance Company and American Annuity Group, Inc.

                   (g) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.

                   (h) Investment Service Agreement between Annuity Investors(SERVICEMARK) Life Insurance Company and American Annuity Group, Inc.

             (9)   Opinion and Consent of Counsel.*

             (10)  (a)    Report of Independent Auditors.**

                   (b)    Consent of Independent Auditors.

             (11)  No financial statements are omitted from Item 23.

             (12)  Not Applicable.

             (13)  Not Applicable.

             (14)  Not Applicable.

     Item 25. Directors and Officers of Annuity Investors(SERVICEMARK) Life Insurance Company

                                            Principal           Positions and Offices
             Name                       Business Address           With the Company
             ----                      ------------------       ---------------------


       Robert Allen Adams                      (1)              President, Director

       Stephen Craig Lindner                   (1)              Director

       William Jack Maney, II                  (1)              Assistant Treasurer and
                                                                Director

       James Michael Mortensen                 (1)              Executive Vice President,
                                                                Assistant Secretary and
                                                                Director

       Mark Francis Muething                   (1)              Senior Vice President, Secretary,
                                                                General Counsel and Director

       Jeffrey Scott Tate                      (1)              Director

       Thomas Kevin Liguzinski                 (1)              Senior Vice President

       Charles Kent McManus                    (1)              Senior Vice President

       Robert Eugene Allen                     (1)              Vice President and Treasurer

       Arthur Ronald Greene, III               (1)              Vice President

       Betty Marie Kasprowicz                  (1)              Vice President and Assistant
                                                                Secretary

       Michael Joseph O'Connor                 (1)              Vice President and Chief Actuary

       Lynn Edward Laswell                     (1)              Assistant Vice President and
                                                                Assistant Treasurer



     (1)     P.O. Box 5423, Cincinnati, Ohio  45201-5423.

     Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant.

             The Depositor, Annuity Investors(SERVICEMARK) Life Insurance Company, is wholly owned by American Annuity Group, Inc. The Registrant, Annuity Investors Separate Account A, is a segregated asset account of Annuity Investors Life Insurance Company.

             The following chart indicates the persons controlled by or under common control with the Company.


                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
         American Financial Corporation                 Ohio                 11/15/55     100           Holding Company
           American Barge & Towing Company              Ohio                 03/25/82     100           Inactive
             Spartan Transportation Corporation         Ohio                 07/19/83     100           Mgmt-River
                                                                                                        Transportation Equipment
           American Financial Corporation               Ohio                 08/27/63     100           Inactive
           American Money Management Corporation        Ohio                 03/01/73     100           Investment Management
           American Money Management International,     Netherland Antilles  05/10/85     100           Securities Management
           N.V.
           Chiquita Brands International, Inc. (and     New Jersey           03/30/99      44.86(2)     Production/Processing/
           subsidiaries)                                                                                Distribution of Food
                                                                                                        Products
           Citicasters Inc.                             Florida              06/18/80      37.47(2)     Holding Company
             FMI Pennsylvania, Inc.                     Pennsylvania         11/19/75     100           Holding Company
             GACC-340, Inc.                             Delaware             06/09/88     100           Co-Owner Corporate
                                                                                                        Aircraft
             GACC-N26LB, Inc.                           Delaware             02/02/88     100           Co-Owner Corporate
                                                                                                        Aircraft
             Citicasters Corp.                          Delaware             12/18/90     100           Holding Company
                Citicasters Co.                         Ohio                 12/22/83     100           Operation of
                                                                                                        Television/Radio
                                                                                                        Stations
                  Taft-TCI Satellite Services, Inc.     Colorado             12/17/81     100           Satellite Communications
                  Great American Television             California           03/19/81     100           Television Program
                  Productions, Inc.                                                                     Development
                  Cine Films, Inc.                      California           05/15/75     100           Prod./Motion
                                                                                                        Picture/Television Films
                  Cine Guarantors, Inc.                 California           01/06/71     100           Financial Bonding
                  Cine Guarantors II, Inc.              California           09/04/75     100           Inactive

                  Great American Merchandising Group,   New York             09/04/81     100           Inactive
                  Inc.
                  Location Productions, Inc.            California           08/07/68     100           Prod./Motion
                                                                                                        Picture/Television Films
                  Location Productions II, Inc.         California           05/15/75     100           Prod./Motion
                                                                                                        Picture/Television Films
                  The Sy Fisher Company Agency, Inc.    California           07/31/72     100           Inactive
                  VTTV Productions                      California           01/30/78     100           Inactive
           Dixie Terminal Corporation                   Ohio                 04/23/70     100           Commercial Leasing
           Fairmont Holdings, Inc.                      Ohio                 12/15/83     100           Holding Company
             Fairmont Pa. Holdings, Inc.                Pennsylvania         08/18/83     100           Holding Company
           FWC Corporation                              Ohio                 03/16/83     100           Financial Services


                                        - 77 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
           Great American Holding Corporation           Ohio                 11/30/77     100           Holding Company
              Great American Insurance Company          Ohio                 3/7/1872     100           Property/Casualty
                                                                                                        Insurance
                A B I Group, Inc.                       Minnesota            07/27/78     100           Inactive
                  American Business Risk Services,      Minnesota            04/19/78     100           Inactive
                  Inc.
                  American Insurance Management         Minnesota            11/16/82     100           Inactive
                  Agency, Inc.
                  Consolidated Underwriters, Inc.       Texas                10/14/80     100           Inactive
                Agricultural Excess and Surplus         Delaware             02/28/79     100           Excess & Surplus Lines
                Insurance Company                                                                       Insurance
                Agricultural Insurance Company          Ohio                 03/23/05     100           Property/Casualty
                                                                                                        Insurance
                American Alliance Insurance Company     Arizona              09/11/45     100           Property/Casualty
                                                                                                        Insurance
                American Annuity Group, Inc.            Delaware             05/15/87      81.43(2)     Holding Company
                  AAG Insurance Agency, Inc.            Kentucky             12/06/94     100           Life Insurance Agency
                  AAG Securities, Inc.                  Ohio                 12/10/93     100           Broker-Dealer
                  Annuity Investors Life Insurance      Ohio                 11/31/81     100           Life Insurance Company
                  Company
                  GALIC Disbursing Company              Ohio                 05/31/94     100           Payroll Servicer
                  Great American Life Insurance         Ohio                 12/15/59     100           Life Insurance
                  Company
                     CHATBAR, Inc.                      Massachusetts        11/02/93     100           Hotel Operator
                     GALIC Brothers, Inc.               Ohio                 11/12/93      80           Real Estate Management
                     Western Pacific Life Insurance     California           08/10/67     100           Life Insurance Company
                     Company
                  Lifestyle Financial Investments,      Ohio                 12/29/93     100           Marketing Services
                  Inc.
                     Lifestyle Financial Investments    Ohio                 03/07/94      beneficial   Life Insurance Agency
                     Agency of Ohio, Inc.                                                   interest
                     Lifestyle Financial Investments    Indiana              02/24/94     100           Life Insurance Agency
                     of Indiana, Inc.
                     Lifestyle Financial Investments    Kentucky             10/03/94     100           Insurance Agency
                     of Kentucky, Inc.
                     Lifestyle Financial Investments    Minnesota            06/10/85     100           Insurance Agency
                     of the Northwest, Inc.
                     Lifestyle Financial Investments    North Carolina       07/13/94     100           Insurance Agency
                     of the Southeast, Inc.
                  Retirement Resources Group, Inc.      Indiana              02/07/95     100           Insurance Agency
                  SPELCO (UK) Ltd.                      United Kingdom       00/00/00      99           Inactive
                  SWTC, Inc.                            Delaware             00/00/00     100           Inactive
                     Electromag N.V.                    Belgium              00/00/00     100           Manf. & Sells Electronic
                                                                                                        Components


                                        - 78 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
                  SWTC Hong Kong Ltd.                   Hong Kong            00/00/00     100           Inactive
                  Technomil Ltd.                        Delaware             00/00/00     100           Inactive
                American Custom Insurance Services      Ohio                 07/27/83     100           Management Holding
                Holding Company                                                                         Company
                  American Custom Insurance Services    California           05/18/92     100           Insurance Agency &
                  California, Inc.                                                                      Brokerage
                  Eden Park Insurance Brokers, Inc.     California           02/13/90     100           Wholesale Brokerage for
                                                                                                        Surplus Lines
                  Professional Risk Brokers, Inc.       Illinois             03/01/90     100           Insurance Agency
                  Professional Risk Brokers Insurance,  Massachusetts        04/19/94     100           Surplus Lines Brokerage
                  Inc.
                  Professional Risk Brokers of          Connecticut          07/09/92     100           Insurance Agency &
                  Connecticut, Inc.                                                                     Brokerage
                  Utility Insurance Services, Inc.      Texas                04/06/95     100 (2)       Texas Local Recording
                                                                                                        Agency
                  Utility Management Services, Inc.     Texas                09/07/65     100           Texas Managing General
                                                                                                        Agency
                American Custom Insurance Services      Illinois             07/08/92     100           Underwriting Office
                Illinois, Inc.
                American Empire Surplus Lines           Delaware             07/15/77     100           Excess & Surplus Lines
                Insurance Company                                                                       Insurance
                  American Empire Insurance Company     Ohio                 11/26/79     100           Property/Casualty
                                                                                                        Insurance
                     Stonewall Underwriters, Inc.       Texas                05/19/75     100           Insurance Agency
                  Fidelity Environmental Insurance      New Jersey           06/30/87     100           Property/Casualty
                  Company                                                                               Insurance
                American Financial Enterprises, Inc.    Connecticut          1871          82.62(2)     Closed End Investment
                                                                                                        Company
                American Insurance Agency, Inc.         Kentucky             07/27/67     100           Insurance Agency
                American National Fire Insurance        New York             08/22/47     100           Property/Casualty
                Company                                                                                 Insurance
                American Special Risk, Inc.             Illinois             12/29/81     100           Insurance
                                                                                                        Broker/Managing General
                                                                                                        Agency
                  ABI Special Risk of Arizona, Inc.     Arizona              02/06/90     100           Inactive
                American Spirit Insurance Company       Indiana              04/05/88     100           Property/Casualty
                                                                                                        Insurance
                OBGC Corporation                        Florida              11/23/77      80           Real Estate Development
                Brothers Property Corporation           Ohio                 09/08/87      80           Real Estate Investment
                  Brothers Barrington Corporation       Oklahoma             03/18/94     100           Real Estate Holding
                                                                                                        Corporation
                  Brothers Cincinnatian Corporation     Ohio                 01/25/94     100           Hotel Manager
                  Brothers Columbine Corporation        Oklahoma             03/18/94     100           Real Estate Holding
                                                                                                        Corporation


                                        - 79 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
                  Brothers Landing Corporation          Louisiana            02/24/94     100           Real Estate Holding
                                                                                                        Corporation
                  Brothers Pennsylvanian Corporation    Pennsylvania         12/23/94     100           Real Estate Holding
                                                                                                        Corporation
                  Brothers Port Richey Corporation      Florida              12/06/93     100           Apartment Manager
                  Brothers Property Management          Ohio                 09/25/87     100           Real Estate Management
                  Corporation
                  Brothers Railyard Corporation         Texas                12/14/93     100           Apartment Manager
                Crop Managers Insurance Agency, Inc.    Kansas               08/09/89     100           Insurance Agency
                Dempsey & Siders Agency, Inc.           Ohio                 05/09/56     100           Insurance Agency
                Eagle American Insurance Company        Ohio                 07/01/87     100           Property/Casualty
                                                                                                        Insurance
                Eden Park Insurance Company             Indiana              01/08/90     100           Special Risk Surplus
                                                                                                        Lines
                FCIA Management Company, Inc.           New York             09/17/91      79           Servicing Agent
                GAI-340, Inc.                           Delaware             06/09/88     100           Co-Owner Corporate
                                                                                                        Aircraft
                GAI-N26LB, Inc.                         Delaware             02/02/88     100           Co-Owner Corporate
                                                                                                        Aircraft
                The Gains Group, Inc.                   Ohio                 01/26/82     100           Marketing of Advertising
                Great American Lloyd's, Inc.            Texas                08/02/83     100           Attorney-in-Fact--Texas
                                                                                                        Lloyd's Company
                Great American Lloyd's Insurance        Texas                10/09/79   beneficial      Lloyd's Plan Insurer
                Company                                                                 interest
                Great American Management Services,     Ohio                 12/05/74     100           Data Processing and
                Inc.                                                                                    Equipment Leasing
                  American Payroll Services, Inc.       Ohio                 02/20/87     100           Payroll Services
                Great American Re Inc.                  Delaware             05/14/71     100           Reinsurance Intermediary
                Great American Risk Management, Inc.    Ohio                 04/21/80     100           Insurance Risk
                                                                                                        Management
                Great American--Midwest, Inc.           Ohio                 12/17/86     100           Management Holding
                                                                                                        Company
                Great Texas County Mutual Insurance     Texas                04/29/54   beneficial      Property/Casualty
                Company                                                                 interest        Insurance
                Grizzly Golf Center, Inc.               Ohio                 11/08/93     100           Operate Golf Courses
                Homestead Snacks Inc.                   California           03/02/79     100 (2)       Meat Snack Distribution
                  Giant Snacks, Inc.                    Delaware             07/06/89     100           Meat Snack Distribution
                Key Largo Group, Inc.                   Florida              07/28/81     100           Land Developer & Resort
                                                                                                        Operator
                  The Real Estate, Ltd. Company at      Florida              08/20/85     100           Property Sales
                  Ocean Reef
                  Key Largo Group Solid Waste, Inc.     Florida              12/01/86     100           Trash Removal
                  Key Largo Group Utility Company       Florida              11/26/84     100           Water & Sewer Utility



                                        - 80 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
                Mid-Continent Casualty Company          Oklahoma             02/26/47     100           Property/Casualty
                                                                                                        Insurance
                  Mid-Continent Insurance Company       Oklahoma             08/13/92     100           Property/Casualty
                                                                                                        Insurance
                  Oklahoma Surety Company               Oklahoma             08/05/68     100           Property/Casualty
                                                                                                        Insurance
                National Interstate Corporation         Ohio                 01/26/89      51           Holding Company
                  American Highways Insurance Agency    California           05/05/94     100           Insurance Agency
                  National Interstate Insurance Agency  Texas                06/07/89   beneficial      Insurance Agency
                  of Texas, Inc.                                                        interest
                  National Interstate Insurance         Ohio                 02/13/89     100           Insurance Agency
                  Agency, Inc.
                  National Interstate Insurance         Ohio                 02/10/89     100           Property/Casualty
                  Company                                                                               Insurance
                North America Livestock, Inc.           Florida              12/03/82     100           Managing General Agency
                Penn Central Reinsurance Company        Ohio                 12/22/88     100           Property/Casualty
                                                                                                        Reinsurance
                Pointe Apartments, Inc.                 Minnesota            06/24/93     100           Real Estate Holding
                                                                                                        Corporation
                Seven Hills Insurance Company           New York             06/30/32     100           Property/Casualty
                                                                                                        Reinsurance
                Stonewall Insurance Company             Alabama              02/18/66     100           Property/Casualty
                                                                                                        Insurance
                Stonewall Surplus Lines Insurance       Delaware             01/12/82     100           Excess & Surplus Lines
		  Company                                                                                           Insurance
                Tamarack American, Inc.                 Delaware             06/10/86     100           Management Holding
                                                                                                        Company
                Transport Insurance Company             Ohio                 05/25/76     100           Property/Casualty
                                                                                                        Insurance
                  American Commonwealth Development     Texas                07/23/63     100           Real Estate Development
                  Company
                     ACDC Holdings Corporation          Texas                05/04/81     100           Real Estate Development
                     Spring Park Development Company    Texas                03/31/71      50           Real Estate Holding Co.
                                                                                                        (Jt. Venture)
                  Instech Corporation                   Texas                09/02/75     100           Claim & Claim Adjustment
                                                                                                        Services
                  TICO Insurance Company                Ohio                 06/03/80     100           Property/Casualty
                                                                                                        Insurance
                  Transport Managing General Agency,    Texas                05/19/89     100           Managing General Agency
                  Inc.
                  Transport Insurance Agency, Inc.      Texas                08/21/89   beneficial      Insurance Agency
                                                                                        interest
                  Transport Underwriters Association    California           05/11/45     100           Holding Company/Agency
           One East Fourth, Inc.                        Ohio                 02/03/64     100           Commercial Leasing


                                        - 81 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
           Pioneer Carpet Mills, Inc.                   Ohio                 04/29/76     100           Carpet Manufacturing
           Provident Travel Corporation                 Ohio                 07/09/84     100           Travel Agency
           TEJ Holdings, Inc.                           Ohio                 12/04/84     100           Real Estate Holdings
           TEJ II, Inc.                                 Delaware             10/28/94     100           General Partner
             American Financial Warrant Holding         Delaware             10/28/94   partnership     Securities Holder
             Limited Partnership                                                        interest
           Three East Fourth, Inc.                      Ohio                 08/10/66     100           Commercial Leasing
         American Premier Underwriters, Inc.            Pennsylvania         1846         100           Diversified
           Pennsylvania Company                         Delaware             12/05/58     100           Holding Company
             Atlanta Casualty Company                   Illinois             06/13/72     100 (2)       Property/Casualty
                                                                                                        Insurance
                American Premier Insurance Company      Indiana              11/30/89     100           Property/Casualty
                                                                                                        Insurance
                Atlanta Specialty Insurance Company     Iowa                 02/06/74     100           Property/Casualty
                                                                                                        Insurance
                Mr. Agency of Georgia, Inc.             Georgia              04/01/77     100           Insurance Agency
                  Atlanta Casualty General Agency,      Texas                03/15/61     100           Managing General Agency
                  Inc.
                  Atlanta Insurance Brokers, Inc.       Georgia              02/06/71     100           Insurance Agency
                  Treaty House, Ltd. (d/b/a Mr.         Nevada               11/02/71     100           Insurance Premium
                  Budget)                                                                               Finance
             Buckeye Management Company                 Delaware             09/18/86     100           General Partner/Manager
                                                                                                        of Pipeline l.p.
                Buckeye Pipe Line Company               Delaware             09/19/86     100           Pipeline Manager
             Great Southwest Corporation                Delaware             10/25/78     100           Real Estate Developer
                World Houston, Inc.                     Delaware             08/17/77     100           Real Estate Developer
             Infinity Insurance Company                 Florida              07/09/55     100           Property/Casualty
                                                                                                        Insurance
                Infinity Agency of Texas, Inc.          Texas                07/15/92     100           Managing General Agency
                The Infinity Group, Inc.                Indiana              07/22/92     100           Insurance Holding
                                                                                                        Company
                Infinity Select Insurance Company       Indiana              06/11/91     100           Property/Casualty
                                                                                                        Insurance
                Infinity Southern Insurance             Alabama              08/05/92     100           Property/Casualty
                Corporation                                                                             Insurance
                Leader National Insurance Company       Ohio                 03/20/63     100           Property/Casualty
                                                                                                        Insurance
                  Budget Insurance Premiums, Inc.       Ohio                 02/14/64     100           Premium Finance Company
                  Leader National Agency, Inc.          Ohio                 04/05/63     100           Brokering Agent
                  Leader National Agency of Texas,      Texas                01/25/94     100           Managing General Agency
                  Inc.
                  Leader National Insurance Agency of   Arizona              12/05/73     100           Brokering Agent
                  Arizona



                                        - 82 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
                  Leader Preferred Insurance Company    Ohio                 11/07/94     100           Property/Casualty
                                                                                                        Insurance
                  Leader Specialty Insurance Company    Indiana              03/10/94     100           Property/Casualty
                                                                                                        Insurance
             PCC Hotel, Inc.                            Delaware             07/22/83     100           Inactive
             PCC-N26LB, Inc.                            Delaware             02/02/88     100           Co-Owner Corporate
                                                                                                        Aircraft
             PCC Technical Industries, Inc.             California           03/07/55     100           Holding Company
                ESC, Inc.                               California           11/02/62     100           Connector Accessories
                Marathon Manufacturing Companies, Inc.  Delaware             11/18/83     100           Holding Company
                  Marathon Battery Company              Delaware             08/18/69     100           Inactive
                  Marathon Manufacturing Company        Delaware             12/07/79     100           Inactive
                     Marathon Flite-Tronics Company     Delaware             06/01/81     100           Inactive
                     Old MPT Company                    Delaware             11/18/83     100           Inactive
                PCC Maryland Realty Corp.               Maryland             08/18/93     100           Real Estate Holding
                                                                                                        Company
                Penn Camarillo Realty Corp.             California           11/24/92     100           Real Estate Holding
                                                                                                        Company
             PCC-340, Inc.                              Delaware             06/09/88     100           Co-Owner Corporate
                                                                                                        Aircraft
             Penn Central UK Limited                    United Kingdom       10/28/92     100           Insurance Holding
                                                                                                        Company
                Insurance (GB) Limited                  United Kingdom       05/13/92     100           Property/Casualty
                                                                                                        Insurance
             Putnam Holdings, Inc.                      Delaware             06/06/84     100           Inactive
                Putnam Sub, Inc.                        Delaware             01/03/72     100           Inactive
             Republic Indemnity Company of America      California           12/05/72     100           Workers' Compensation
                                                                                                        Insurance
                Republic Indemnity Company of           California           10/13/82     100           Workers' Compensation
                California                                                                              Insurance
             Risico Management Corporation              Delaware             01/10/89     100           Risk Management
             Telsta Network Services, Inc.              Delaware             10/12/84     100           Inactive
             Windsor Insurance Company                  Indiana              11/05/87     100 (2)       Property/Casualty
                                                                                                        Insurance
                American Deposit Insurance Company      Oklahoma             12/28/66     100           Property/Casualty
                                                                                                        Insurance
                  Granite Finance Co., Inc.             Texas                11/09/65     100           Premium Financing
                Coventry Insurance Company              Ohio                 09/05/89     100           Property/Casualty
                                                                                                        Insurance
                El Aguila Compania de Seguros, S.A. de  Mexico               11/24/94     100 (2)       Property/Casualty
                C.V.                                                                                    Insurance
                Moore Group Inc.                        Georgia              12/19/62     100           Insurance Holding
                                                                                                        Company/Agency
                  Casualty Underwriters, Inc.           Georgia              10/01/54      51           Insurance Agency


                                        - 83 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------
                  Dudley L. Moore Insurance, Inc.       Louisiana            03/30/78   beneficial      Insurance Agency
                                                                                        interest
                  Hallmark General Insurance Agency,    Oklahoma             06/16/72   beneficial      Insurance Agency
                  Inc.                                                                  interest
                  Middle Tennessee Underwriters, Inc.   Tennessee            11/14/69     100           Insurance Agency
                     Insurance Finance Company          Tennessee            01/03/62     100           Premium Financing
                  Windsor Group, Inc.                   Georgia              05/23/91     100           Insurance Holding
                                                                                                        Company
                Regal Insurance Company                 Indiana              11/05/87     100           Property/Casualty
                                                                                                        Insurance
                Texas Windsor Group, Inc.               Texas                06/23/88     100           Insurance Agency
           PCC Real Estate, Inc.                        New York             12/15/86     100           Holding Company
             PCC Billboard Realty Corp.                 New York             12/15/86     100           Real Estate Developer
             PCC Chicago Realty Corp.                   New York             12/23/86     100           Real Estate Developer
             PCC Fordham Realty Corp.                   New York             10/16/86     100           Real Estate Developer
             PCC Gun Hill Realty Corp.                  New York             12/18/85     100           Real Estate Developer
             PCC Irvington Realty Corp.                 New York             10/15/85     100           Real Estate Developer
             PCC Michigan Realty, Inc.                  Michigan             11/09/87     100           Real Estate Developer
             PCC Scarsdale Realty Corp.                 New York             06/01/86     100           Real Estate Developer
                Scarsdale Depot Associates, L.P.        Delaware             05/05/89      80           Real Estate Developer
             PCC Tuckahoe Realty Corp.                  New York             02/24/86     100           Real Estate Developer
           Penn Central Energy Management Company       Delaware             05/11/87     100           Energy Operations
                                                                                                        Manager
           The Ann Arbor Railroad Company               Michigan             1895          99           Inactive
           The Associates of the Jersey Company         New Jersey           1804         100           Inactive
           Delbay Corporation                           Delaware             12/27/62     100           Inactive
           The Indianapolis Union Railway Company       Indiana              1872         100           Inactive
           Lehigh Valley Railroad Company               Pennsylvania         1846         100           Inactive
           The New York and Harlem Railroad Company     New York             1831          97           Inactive
           The Owasco River Railway, Inc.               New York             1881         100           Inactive
           Penn Central Properties, Inc.                Pennsylvania         12/27/82     100           Pennsylvania Real Estate
           Penn Towers, Inc.                            Pennsylvania         04/27/59     100           Inactive
           Terminal Realty Penn Co.                     District of          09/23/68     100           Inactive
           Timberglen Limited                           United Kingdom       10/28/92     100           Investments
           United Railroad Corp.                        Delaware             11/25/81     100           Inactive
           Waynesburg Southern Railroad Company         Pennsylvania         09/01/66     100           Inactive
           The Michigan Central Railroad Company        Michigan             12/30/01     100           Inactive
             Detroit Manufacturers Railroad Company     Michigan             01/30/02      82           Inactive
           Pennsylvania-Reading Seashore Line           New Jersey           06/14/01      66.67        Inactive
           Pittsburgh and Cross Creek Railroad Company  Pennsylvania         08/14/70      83           Inactive





                                        - 84 -






                                                                                           % OF STOCK
                                                                                           OWNED (1)
                                                              STATE OF         DATE OF    BY IMMEDIATE
                                                              DOMICILE         INCORP.   PARENT COMPANY     NATURE OF BUSINESS
      AMERICAN FINANCIAL GROUP, INC.                         ----------       --------   --------------    --------------------

      (1)  Except Director's Qualifying Shares.

      (2) Total percentage owned by parent shown and by other affiliated company(ies).



     Item 27.  Number of Certificate Owners

                Not Applicable.

     Item 28.  Indemnification

             (a) The Code of Regulations of Annuity Investors Life Insurance Company provide in Article V follows:

                  The Corporations shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

            Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling person of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

            (b) The directors and officers of Annuity Investors(SERVICEMARK) Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1995. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA. in the name of American Premier Underwriters, Inc.

     Item 29.  Principal Underwriter

            AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

            (a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A.

            (b)   Directors and Officers of AAG Securities, Inc.

       Name and Principal                Position with
       Business Address                  AAG Securities, Inc.
       ------------------                --------------------

       Thomas Kevin Liguzinski (1)       Chief Executive Officer and
                                         Director

       Mark Francis Muething (1)         Vice President, Secretary and
                                         Director

       William Jack Maney, II (1)        Director

       Jeffrey Scott Tate (1)            Director

       James Medford Tarkington (1)      President

       Andrew Conrad Bambeck, III (1)    Vice President

       William Claire Bair, Jr. (1)      Treasurer

     ===============================

     (1)  250 East Fifth Street, Cincinnati, Ohio  45202

            (c)   Not applicable.

     Item 30.  Location of Accounts and Records

            All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Assistant Vice President, of the Company at the Administrative Office.

     Item 31.  Management Services

            Not applicable.

     Items 32.  Undertakings

            (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

            (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

            (c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

                                     SIGNATURES

            As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 4th day of December, 1995.


                                            ANNUITY INVESTORS(SERVICEMARK)
                                            VARIABLE ACCOUNT A (REGISTRANT)


                                            By: /s/ Robert Allen Adams
                                               ----------------------------
                                               Robert Allen Adams
                                               Chairman of the Board, President
                                               and Director, Annuity Investors
                                               Life Insurance Company


                                            ANNUITY INVESTORS(SERVICEMARK)
                                            LIFE INSURANCE COMPANY (DEPOSITOR)


                                            By: /s/ Robert Allen Adams
                                               ----------------------------
                                               Robert Allen Adams
                                               Chairman of the Board, President
                                               and Director,

            As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




       /s/ Robert Allen Adams
       ----------------------------    --------------------------      December 4, 1995
       Robert Allen Adams              Principal Executive
                                       Officer, Director


       /s/ Robert Eugene Allen
       -----------------------------   --------------------------      December 4, 1995
       Robert Eugene Allen             Principal Financial
                                       Officer


                                        - 89 -







       /s/ Lynn Edward Laswell
       ----------------------------    --------------------------      December 4, 1995
       Lynn Edward Laswell             Principal Accounting
                                       Officer


       /s/ Stephen Craig Lindner
       ----------------------------    --------------------------      December 4, 1995
       Stephen Craig Lindner           Director


       /s/ William Jack Maney, II
       ----------------------------    --------------------------      December 4, 1995
       William Jack Maney, II          Director


       /s/ James Michael Mortensen
       ----------------------------    --------------------------      December 4, 1995
       James Michael Mortensen         Director


       /s/ Mark Francis Muething
       ----------------------------    --------------------------      December 4, 1995
       Mark Francis Muething           Director


       /s/ Jeffrey Scott Tate
       ----------------------------    --------------------------      December 4, 1995
       Jeffrey Scott Tate              Director


                                    EXHIBIT INDEX


       Exhibit No.   Description of Exhibit
       -----------   ----------------------

       (1)           Resolution of the Board of Directors of
                     Annuity Investors(SERVICEMARK) Life
                     Insurance Company authorizing establishment of Annuity Investors(SERVICEMARK) Variable
                     Account A*

       (3)(a)        Distribution Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and AAG Securities, Inc.
                     (3)(c)

       (3)(b)        Form of Selling Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company, AAG Securities, Inc. and another
                     Broker-Dealer

       (4)(a)(i)     Form of Group Flexible Premium Deferred
                     Annuity Contract*

       (4)(a)(ii)    Form of Enhanced Group Flexible Premium
                     Deferred Annuity Contract*

       (4)(a)(iii)   Form of Loan Endorsement to Group Contract*

       (4)(a)(iv)    Form of Employer Plan Endorsement to Group
                     Contract*

       (4)(a)(v) Form of Tax Sheltered Annuity Endorsement to Group Contract*

       (4)(a)(vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group
                     Contract*

       (4)(a)(vii)   Form of Long-Term Care Waiver Rider to
                     Group Contract*

       (4)(b)(i)     Form of Certificate of Participation*

       (4)(b)(ii)    Form of Certificate of Participation under
                     Enhanced Contract*

       (4)(b)(iii)   Form of Loan Endorsement to Certificate*

       Exhibit No.   Description of Exhibit
       -----------   ----------------------

       (4)(b)(iv)    Form of Employer Plan Endorsement to
                     Certificate*

       (4)(b)(v) Form of Tax Sheltered Annuity Endorsement to Certificate*

       (4)(b)(vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to
                     Certificate*

       (4)(b)(vii)   Form of Long-Term Care Waiver Rider to
                     Certificate*

       (5)(a)        Form of Application for Group Flexible
                     Premium Deferred Annuity Contract*

       (5)(b)        Form of Participant Enrollment Form under
                     Group Flexible Premium Deferred Annuity
                     Contract (ERISA)*

       (5)(c)        Form of Participant Enrollment Form under
                     Group Flexible Premium Deferred Annuity
                     Contract (Non-ERISA)*

       (6)(a)        Articles of Incorporation of Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company**

       (6)(b)        Code of Regulations of Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company**

       (8)(a)        Participation Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and Dreyfus Variable Investment
                     Fund

       (8)(b)        Participation Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and Dreyfus Stock Index Fund

       (8)(c)        Participation Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and Dreyfus Socially Responsible
                     Fund

       Exhibit No.   Description of Exhibit
       -----------   ----------------------

       (8)(d)        Participation Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and Janus Aspen Series

       (8)(e)        Participation Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and Merrill Lynch Variable Series
                     Funds, Inc.

       (8)(f)        Service Agreement between Annuity
                     Investors(SERVICEMARK) Life Insurance
                     Company and American Annuity Group, Inc.

       (8)(g)        Agreement between AAG Securities Inc. and
                     AAG Insurance Agency, Inc.

       (8)(h)        Investment Service Agreement between
                     Annuity Investors(SERVICEMARK) Life
                     Insurance Company and American Annuity
                     Group, Inc.

       (9)           Opinion and Consent of Counsel*

       (10)(a)       Report of Independent Auditors**

       (10)(b)       Consent of Independent Auditors
     ________________

     *      Filed with Pre-Effective Amendment No. 2 to Form N-4 on November 8,
            1995.

     **     Filed with Form N-4 on June 2, 1995.
















     **     Filed with Form N-4 on June 2, 1995.